Exhibit 99.88

A copy of this preliminary short form base shelf prospectus has been filed with the securities regulatory authority in the Province of Québec and the territories of Canada, and a copy of this draft amended and restated short form base shelf prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada, other than the Province of Québec, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form base shelf prospectus and draft amended and restated short form base shelf prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form base shelf prospectus is obtained from the securities regulatory authorities.

This short form prospectus and draft amended and restated short form prospectus are base shelf prospectuses. This short form prospectus has been filed under legislation in the Province of Québec and the territories of Canada, and this draft amended and restated short form prospectus has been filed under legislation in each of the provinces of Canada, other than the Province of Québec, that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements has been obtained.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell these securities in those jurisdictions. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws. Accordingly, these securities may not be offered or sold in the United States (as such term is defined in Regulation S under the U.S. Securities Act) except pursuant to transactions exempt from registration under the U.S. Securities Act and under the securities laws of any applicable state. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities in the United States. See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Fire & Flower Holdings Corp. at 130 King Street West, Suite 2500, Toronto, Ontario M5X 1C8, telephone (647) 362-5614 ext. 5614, and are also available electronically at www.sedar.com.

PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS DATED NOVEMBER 19, 2020 IN THE PROVINCE OF QUÉBEC AND THE TERRITORIES OF CANADA AND DRAFT AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS DATED NOVEMBER 19, 2020 AMENDING AND RESTATING THE SHORT FORM BASE SHELF PROSPECTUS DATED NOVEMBER 1, 2019 IN ALL OTHER PROVINCES OF CANADA

New Issue and/or Secondary Offering	November 19, 2020

FIRE & FLOWER HOLDINGS CORP.

$200,000,000

COMMON SHARES

WARRANTS

UNITS

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SUBSCRIPTION RECEIPTS

DEBT SECURITIES

This short form base shelf prospectus relates to the offering for sale by Fire & Flower Holdings Corp. from time to time, during the 25-month period that this prospectus, including any amendments hereto, remains effective, of up to an aggregate of $200,000,000 of securities comprised of any of the following, or combination thereof: (i) our common shares (“Common Shares”); (ii) warrants (“Warrants”) to purchase other Securities (as defined below); (iii) units (“Units”) comprised of one or more of the other Securities; (iv) subscription receipts (“Subscription Receipts”); and (v) debt securities (“Debt Securities” and together with the Common Shares, Warrants, Units and Subscription Receipts, collectively referred to herein as the “Securities”). The Securities may be offered separately or together, in amounts, at prices and on terms determined by market conditions at the time of sale and as set forth in an accompanying prospectus supplement.

The specific terms of any Securities offered will be described in a prospectus supplement, including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution) and any other specific terms; (ii) in the case of Warrants, the number of Warrants being offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution), the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise and any other specific terms; (iii) in the case of Units, the number of Units offered, the offering price, the designation, number and terms of the other Securities comprising the Units, and any other specific terms; (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution), the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities, the designation, number and terms of such other Securities, and any other specific terms; and (v) in the case of Debt Securities, the designation of the Debt Securities, the aggregate principal amount of the Debt Securities being offered, the currency or currency unit in which the Debt Securities may be purchased, authorized denominations, whether payment on the Debt Securities will be senior or subordinated to the Corporation’s other liabilities and obligations, the nature and priority of any security for the Debt Securities, any limit on the aggregate principal amount of the Debt Securities of the series being offered, the issue and delivery date, the maturity date, the offering price (at par, discount or at a premium), the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, any redemption provisions, any repayment provisions, any arrangements with the trustee for the Debt Securities, and any other specific terms. A prospectus supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this prospectus. The Corporation does not intend on issuing “novel” securities pursuant to this prospectus, as such term is defined under National Instrument 44-102 - “Shelf Distributions”.

We or a selling securityholder may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. See “Plan of Distribution”. A prospectus supplement relating to a particular offering of Securities will identify each underwriter, dealer, agent or selling securityholder, as the case may be, involved in the sale of our Securities, the amounts, if any, to be purchased by underwriters, the plan of distribution of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the initial issue price (in the event that the offering is a fixed price distribution), the net proceeds that we will receive and any other material terms of the plan of distribution.

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The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices, such as market prices prevailing at the time of sale (including, without limitation, sales deemed to be “at-the-market distributions” as defined in National Instrument 44-102 Shelf Distributions (“NI 44-102”), including sales made directly on the Toronto Stock Exchange (the “TSX”) or other existing trading markets for the Securities), prices related to such prevailing market prices or prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities.

If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to us. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with any offering of Securities other than an “at-the-market distribution” (as defined under applicable Canadian legislation) (unless otherwise specified in the relevant Prospectus Supplement), the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. See “Plan of Distribution”. No underwriter of an at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or securities of the same class as the Securities distributed under this prospectus, including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities

Our Common Shares are listed on the TSX under the symbol “FAF”. On November 18, 2020, the last trading day prior to the date of this prospectus, the closing price per Common Share on the TSX was $0.84. The offering of any securities under this prospectus and any prospectus supplement is subject to approval of certain legal matters by Dentons Canada LLP.

Unless otherwise specified in the applicable prospectus supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

Prospective investors should be aware that the purchase of Securities may have tax consequences that may not be fully described in this prospectus or in any prospectus supplement, and should carefully review the tax discussion, if any, in the applicable prospectus supplement and in any event consult with a tax adviser.

An investment in the Securities is subject to a number of risks. See “Risk Factors” herein and in the AIF (as defined herein) for a more complete discussion of these risks.

No underwriter has been involved in the preparation of this prospectus or performed any review of the contents hereof.

Our head and registered office is located at 130 King Street West, Suite 2500, Toronto, Ontario M5X 1C8.

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ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference in this short form base shelf prospectus or any applicable prospectus supplement. References to this “prospectus” refer to this short form base shelf prospectus, including the documents incorporated by reference herein. We have not authorized anyone to provide you with information that is different than the information contained herein. The information contained on our website is not a part of this prospectus and is not incorporated by reference into this prospectus despite any references to such information in this prospectus or the documents incorporated by reference, and prospective investors should not rely on such information when deciding whether or not to invest in the Securities. We are not making an offer of these Securities where the offer is not permitted by law.

Unless otherwise stated or the context otherwise requires, in this prospectus (excluding the documents incorporated by reference herein) the terms “Fire & Flower”, the “Corporation”, “we”, “us” and “our” refer to Fire & Flower Holdings Corp. and its subsidiaries. References to “$” are to Canadian dollars and “US$” are to U.S. dollars.

We may, from time to time, sell any combination of the Securities described in this prospectus in one or more offerings up to an aggregate amount of $200,000,000. This prospectus provides a general description of the Securities that we may offer. All information permitted under applicable laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus, except in cases where an exemption from such delivery requirements has been obtained. Each prospectus supplement containing the specific terms of any Securities will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the Securities to which the prospectus supplement pertains.

Before purchasing any Securities, prospective investors should carefully read both this prospectus and the applicable accompanying prospectus supplement, together with the additional information provided in the documents incorporated by reference herein as described under the headings “Documents Incorporated by Reference”.

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are stated in Canadian dollars.

Unless otherwise indicated, market data and certain industry data and forecasts included in this prospectus and the documents incorporated by reference herein concerning our industry and the markets in which we operate or seek to operate were obtained from internal company surveys, market research, publicly available information, reports of governmental agencies and industry publications and surveys. We have relied upon industry publications as our primary sources of third-party industry data and forecasts. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon our knowledge of the industry, have not been independently verified, and we do not know what assumptions were used in their preparation. By their nature, forecasts are particularly subject to change or inaccuracies, especially over long periods. While we are not aware of any misstatements regarding the industry data presented herein or via the documents incorporated herein by reference, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Forward-Looking Information” and “Risk Factors” in this prospectus and the documents incorporated by reference herein. While we believe our internal research is reliable and market definitions are appropriate, neither such research nor definitions have been verified by any independent source.

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FORWARD-LOOKING INFORMATION

Certain statements contained in this prospectus, and in the documents incorporated by reference in this prospectus, constitute “forward-looking information” and “forward-looking statements” (together, “forward- looking statements”) within the meaning of applicable Canadian securities laws and are based on assumptions, expectations, estimates and projections as of the date of this prospectus. Forward-looking statements include statements with respect to projected revenues, earnings, growth rates, targets, revenue mix, product plans and our future growth, results of operations, performance and business prospects and opportunities. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “projected”, “forecasts”, “guidance”, “outlook”, “potential”, “prospects”, “seek”, “aim”, “strategy” and “targets” or variations of such words or negative versions thereof and other similar expressions identify forward-looking statements. Forward-looking statements are based upon management’s perceptions of historical trends, current conditions and expected future developments, as well as a number of specific factors and assumptions that, while considered reasonable by us as of the date of such statements, are, in many cases, outside of our control and are inherently subject to significant business, economic and competitive uncertainties and contingencies (including, without limitation, the Corporation’s statements regarding the anticipated effects of the current global health crisis caused by COVID-19 on the Corporation and its operations) which could result in the forward-looking statements ultimately being entirely or partially incorrect or untrue.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and a number of factors could cause actual events or results to differ materially from the results discussed in the forward-looking statements. In evaluating these statements, a reader should specifically consider various factors, including the risks outlined under the heading “Risk Factors” in this prospectus and the AIF, which may cause actual results to differ materially from any forward-looking statements.

The forward-looking statements contained herein reflect management’s current expectations and beliefs and are based upon certain assumptions that management believes to be reasonable based on the information currently available to management. Such assumptions include, but are not limited to, assumptions regarding: (a) the demand for our products and services and fluctuations in future revenues; (b) sufficiency of current working capital to support future operating and working capital requirements; (c) equity and debt markets continuing to provide access to capital on acceptable terms; (d) general economic trends and conditions; (e) the expected actions of third parties; (f) our future growth prospects and business opportunities; (g) the expected growth in the amount of cannabis sold by us and the expected size of and pricing of products in the recreational market; (h) expectations with respect to the renewal and/or extension of our licences and permits; (i) capital cost of our expected expansion; (j) the competitive conditions of the cannabis industry; (k) the applicable laws, regulations and any amendments thereof; (l) the grant and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof; (m) our ability to comply with applicable governmental regulations and standards; (n) our success in implementing our strategies and achieving our business objectives; (o) the number of stores to be operated by the Corporation; (p) use of proceeds; and (q) general business and economic conditions, including negative impacts from the continued spread of COVID-19 on the global economy or on the Corporation’s business, financial position or results of operations. By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. Should one or more of the risks or uncertainties identified herein materialize, or should the assumptions underlying the forward-looking statements prove to be incorrect, then actual results may vary materially from those described herein. Readers are cautioned not to place undue reliance on forward-looking statements.

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Many risk factors could cause the actual results, performance, or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward- looking statements, including, without limitation, those listed in the “Risk Factors” section of this prospectus and the AIF. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this prospectus. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements.

Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to:

●	the proposed laws, regulations and guidelines generally applicable to the adult-use recreational cannabis industry change in ways that are currently unforeseeable;

●	we are unable to attract or retain key personnel with sufficient experience in the adult-use recreational cannabis industry, and the ability to attract, develop, and retain additional employees required for our development and future success;

●	there is inadequate cannabis supply available to warrant our expansion plans;

●	we may be unable to secure real estate, finalize lease agreements, obtain provincial and municipal approvals and obtain financing, in order to meet our targets;

●	unexpected results and performance;

●	failure to receive retail licences (and related permits) for any of the proposed retail locations;

●	failure to obtain desirable retail locations on favourable terms;

●	restricted access to accretive acquisitions;

●	changes in market dynamics including business relationships and competition; capital expenditure programs and the timing and funding thereof; and

●	general economic conditions and global events including the continued spread of COVID-19 and its impact on the Corporation’s business including but not limited to store closures or reduced operational hours or service methods, employee health, workforce productivity, reduced access to supply, increased insurance premiums, limitations on travel, the availability of experts and personnel and other factors that will depend on future developments beyond the Corporation’s control.

Prospective purchasers are cautioned that the foregoing list is not exhaustive of all factors that could cause actual results or events to differ materially. Although we have attempted to identify important factors that could cause actual results or events to differ materially, there may be other factors that cause unanticipated results or events. There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements.

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Prospective purchasers should not place undue reliance on forward-looking information and statements, including the documents incorporated herein by reference, as statements containing forward-looking information involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking information and statements contained herein are presented for the purposes of assisting prospective purchasers in understanding our expected financial and operating performance and our plans and objectives and may not be appropriate for other purposes.

The forward-looking statements contained in this prospectus speak only as of the date of this prospectus. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that we and/or persons acting on our behalf may issue. We undertake no obligation to update or revise any forward-looking statements, whether because of new information, future events or otherwise, other than as required under securities legislation.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at 130 King Street West, Suite 2500, Toronto, Ontario M5X 1C8, telephone (647) 362-5614, ext. 5614, and are also available electronically at www.sedar.com.

The following documents filed with the securities commission or similar regulatory authority in each of the provinces and territories of Canada are specifically incorporated by reference into this prospectus:

(a)	the annual information form dated April 29, 2020, for the year ended February 1, 2020 (the “AIF”);

(b)	the material change report dated November 11, 2020 regarding the entering into of the FSHC SPA (as defined herein);

(c)	the material change report dated August 5, 2020 regarding the amendments to the Alimentation Couche-Tard Debentures, Series A Warrants, Series B Warrants, Series C Warrants, IRA and April 2020 Debentures (as such terms are defined herein);

(d)	the material change report dated May 5, 2020 regarding the closing of the Corporation’s (i) $19,800,000 principal amount of 8.0% secured convertible debentures; and (ii) 8,200 subscription receipts, for aggregate gross proceeds of $28,000,000;

(e)	the material change report dated May 1, 2020 regarding the entering into of a commitment letter to obtain credit facilities of up to $10,000,000 with ATB Financial and an “accordion” option for an additional $5,000,000 subject to ATB Financial’s consent and certain other customary conditions;

(f)	the material change report dated February 20, 2020 regarding the entering into of an amendment to the debenture indenture governing the LP Debentures (as defined in the AIF);

(g)	the condensed interim consolidated financial statements of the Corporation for the thirteen and twenty-six weeks ended August 1, 2020 and August 3, 2019 (unaudited);

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(h)	the management’s discussion and analysis dated September 14, 2020 for the thirteen and twenty- six weeks ended August 1, 2020;

(i)	the audited consolidated statement of financial position of the Corporation as at February 1, 2020 and February 2, 2019, and the consolidated statement of loss and comprehensive loss, consolidated statement of changes in equity and consolidated statement of cash flows for the period from February 3, 2019 to February 1, 2020, including notes thereto and auditor’s report thereon and the auditor’s report for the period from March 1, 2018 to February 2, 2019;

(j)	the refiled management’s discussion and analysis dated April 29, 2020, of our financial condition and results of operations for the period from February 3, 2019 to February 1, 2020;

(k)	the management information circular dated October 15, 2019, prepared in connection with an annual and special meeting of our shareholders held on November 19, 2019;

(l)	the management information circular dated May 11, 2020, prepared in connection with an annual and special meeting of our shareholders held on June 15, 2020;

(m)	the management information circular dated August 10, 2020, prepared in connection with a special meeting of our shareholders held on September 15, 2020;

(n)	the Corporation’s news release dated September 4, 2020 regarding certain related party transaction disclosure in connection with the ACT Amendments (as defined herein); and

(o)	the Corporation’s news release dated November 6, 2020 clarifying certain forward-looking information.

Applicable portions of the Filing Statement are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference in this prospectus.

Any documents of the types referred to in the preceding paragraphs or required by Item 11.1 of Form 44- 101F1 – Short Form Prospectus, filed by us with a securities commission or similar regulatory authority pursuant to the requirements of applicable securities legislation after the date of this short form prospectus and prior to the expiry of this prospectus or completion of the issuance of Securities pursuant hereto, will be deemed to be incorporated by reference into this prospectus.

Any “template version” of any other “marketing materials” (as such terms are defined in National Instrument 41-101 — General Prospectus Requirements) pertaining to a distribution of Securities, and filed by us after the date of a prospectus supplement for the distribution of such Securities and before the termination of the distribution of such Securities, will be deemed to be incorporated by reference into that prospectus supplement.

Any prospectus supplement containing specific terms applicable to the issuance of Securities and other information to such issuance will be delivered, together with this prospectus, to purchasers (except in cases where an exemption from such delivery requirements has been obtained) and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement, but only for the purposes of the offering of Securities to which such prospectus supplement pertains.

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Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded will not constitute a part of this prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the statement or document that it modifies or supersedes. The making of such a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this prospectus.

Any new annual information form or new annual financial statements and related management’s discussion and analysis being filed by us with the applicable securities regulatory authorities in Canada during the period that this prospectus is effective, the previous year’s annual information form, the previous year’s annual financial statements and all interim consolidated financial statements relating to prior financial periods or material change reports filed before the commencement of the financial year in which the new annual information form is filed, and any business acquisition reports for acquisitions completed since the beginning of such financial year (in each case, as applicable) will be deemed to no longer be incorporated by reference in this prospectus for the purpose of future offers and sales of Securities under this prospectus. Upon interim financial statements and related management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the currency of this prospectus, all previously filed interim financial statements and related management’s discussion and analysis will be deemed to no longer be incorporated by reference into this prospectus for the purposes of future offers and sales of Securities under this prospectus. Upon any new information circular prepared solely in connection with an annual general meeting being filed by us with the applicable securities regulatory authorities in Canada during the period that this prospectus is effective, the previous year’s information circular prepared solely in connection with an annual general meeting will be deemed to no longer be incorporated by reference in this prospectus for the purpose of future offers and sales of Securities under this prospectus.

References to our website in any documents that are incorporated by reference into this prospectus do not incorporate by reference the information on such website into this prospectus, and we disclaim any such incorporation by reference.

TRADEMARKS AND TRADE NAMES

This prospectus and the documents incorporated by reference herein may include certain trademarks and trade names that are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks and trade names referred to in this prospectus and the documents incorporated by reference herein may appear without the ® or TM symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names. All other trademarks used in the prospectus or the documents incorporated by reference herein are the property of their respective owners.

FIRE & FLOWER HOLDINGS CORP.

Fire & Flower, through its wholly owned subsidiaries, is an independent cannabis retail chain operating in accordance with the Cannabis Act (Canada) and applicable provincial and municipal legislation. We sell cannabis products and accessories through our retail locations, currently located in the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory. We also sell cannabis products online to adults in Saskatchewan and Manitoba, and cannabis accessories, apparel and ancillary items online in Alberta, Saskatchewan and Ontario. See “Corporate Structure”, “General Development of the Business”, and “Description of the Business”, in the AIF.

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Inter-Corporate Relationships

The following chart outlines the inter-corporate relationships between the Corporation and its material wholly owned subsidiaries.1234

Operations

Retail Platform

The retail sale of adult-use cannabis is only permitted by approved store operators at licensed premises in accordance with applicable federal, provincial and municipal laws.

As of the date of this prospectus, the Corporation, through its wholly-owned subsidiary Fire & Flower Inc. (“FFI”) and FFI’s wholly-owned subsidiaries 2727765 Ontario Inc. (“272”), 2676053 Ontario Limited (“2676”), 11522302 Canada Inc. (“115”), 2673801 Ontario Inc. (“2673”) and Busboy Ventures Inc. (“Busboy”), holds all licences required to operate 56 cannabis retail stores, consisting of 40 cannabis retail stores in Alberta, seven (7) cannabis retail stores in Saskatchewan, one (1) cannabis retail store in Manitoba, one (1) cannabis retail store in the Yukon and seven (7) cannabis retail stores in Ontario.

1 The directors of the Corporation are Harvey Shapiro, Trevor Fencott, Norman Inkster, Sharon Ranson, Donald Wright, Avininder Grewal and Stéphane Trudel. The officers of the Corporation are Harvey Shapiro (Executive Chair), Trevor Fencott (President and CEO), Nadia Vattovaz (CFO & Executive Vice-President Operations) and Matthew Anderson (Corporate Secretary).

2 The directors of Fire & Flower Inc. are Harvey Shapiro, Trevor Fencott and Norman Inkster. The officers of Fire & Flower Inc. are Trevor Fencott (President and CEO), Nadia Vattovaz (CFO & Executive Vice-President Operations) and Matthew Anderson (Corporate Secretary).

3 The directors of Hifyre Inc. are Harvey Shapiro, Trevor Fencott and Norman Inkster. The officers of Hifyre Inc. are Matthew Hollingshead (President) and Alex Verdurmen (Vice-President, Managing Director).

4 The directors of 10926671 Canada Inc. are Harvey Shapiro, Trevor Fencott and Norman Inkster. The officers of 10926671 Canada Inc. are Harvey Shapiro (Chairman and Vice-President), Trevor Fencott (President and CEO), Nadia Vattovaz (CFO & Executive Vice- President Operations) and Matthew Anderson (Corporate Secretary).

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The Corporation, through its indirectly wholly-owned subsidiary 10926671 Canada Inc. (d/b/a Open Fields Distribution) (“Open Fields”) also operates a cannabis wholesale business in Saskatchewan.

FFI and its wholly-owned subsidiaries 272, 2676, 115, 2673 and Busboy are authorized to purchase, store and sell cannabis, cannabis accessories and other prescribed goods in accordance with the terms and conditions of its cannabis retail store licences. Open Fields is authorized to purchase, store and sell cannabis from Licensed Producers (as such term is defined in the Cannabis Act (Canada) (the “Cannabis Act”)) and other wholesalers in accordance with the terms and conditions of its cannabis wholesale licence. Open Fields also purchases, stores and sells cannabis accessories and related ancillary items in accordance with applicable laws.

At each of its operational stores, FFI (through its displays and in-store cannabis experts known as “cannistas”) educates customers on FFI’s products. FFI has developed its own proprietary training program and resources. For example, cannistas are trained to engage with FFI customers to provide information regarding: (a) brand characteristics of various cannabis strains and products; (b) the reported cannabinoid, including tetrahydrocannabinol (“THC”) and cannabidiol (“CBD”), composition of each cannabis product; (c) the reported terpene composition of each cannabis product; (d) production methods and processes utilized in a particular product; (e) the various product forms (e.g. dried flower, oils, capsules, sprays, concentrates, vaporizers, foods and beverages infused with THC and/or CBD, etc.); (f) other product attributes and characteristics; (g) methods of consumption (e.g. combustion, vaporization, oral, topical, etc.); and (h) harm reduction. The retail experience has been designed to encourage customers to better understand the products available for purchase and how they may align with their desired objectives.

In connection with such training, FFI’s in-store education operates under two key principles: (a) “start low and go slow”; and (b) encourage responsible use. Cannistas are trained to encourage new or infrequent users to start with cannabis products with a low potency and recommend that customers take note of the experience and effects cannabis has on their body before increasing dosage or consumption.

FFI also utilizes its Spark FastlaneTM “click-and-collect” service (developed by Hifyre (as defined herein)) which allows for online cannabis ordering and pickup services for Spark PerksTM members. The Spark PerksTM program offers its members benefits that are exclusive to Spark PerksTM members and access to member-only events. The Spark PerksTM program currently has over 100,000 members.

FFI’s operations are arranged and its staff are trained to abide by the requirements of the Cannabis Act and the applicable provincial regulations including in respect to advertising, selling to minors, age verification of customers, transportation and storage of cannabis products and limits on purchases of cannabis.

FFI’s purchase of cannabis product inventory is determined by the applicable provincial regime. All cannabis products are purchased either directly or indirectly from Licensed Producers in accordance with the Cannabis Act and the applicable provincial regime. In the provinces of Alberta, Ontario and Manitoba and the Yukon, all purchases of cannabis products are made through a provincial wholesaler (that acquires its cannabis products from Licensed Producers). In the province of Saskatchewan, no such intermediary exists and FFI engages directly with Licensed Producers.

Pricing for cannabis products purchased by FFI for sale in its cannabis retail stores in Alberta, Manitoba and the Yukon and by FFI, 272, 2676, 115, 2673 and Busboy in their respective cannabis retail stores in Ontario, is set by the provincial regulator.

The following table sets out FFI’s (and all other subsidiaries of the Corporation’s) current retail operations across Canada: For certainty, the below table does not include any licences contemplated in connection with any proposed acquisitions.

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Province	Directly Owned Licence(s)	Stores in Operation[5]	Licences Pending
Alberta	40	40	26
Saskatchewan	7	7	4
Manitoba	1	1	0
Yukon	1	1	0
Ontario	7	7	23[7]
British Columbia	0	0	38

The Corporation is not substantially dependent on any individual retail cannabis licence or lease.

During the prior fiscal year, the Corporation focused its expansion initially in Alberta and Saskatchewan, where regulations were relatively more progressive, and entering the Manitoba and Yukon markets. During Q1 2020, the Corporation commenced direct operations in the Ontario market by way of its acquisitions of 272 and 2676. Subsequent to the end of Q2 2020, the Corporation further expanded its presence in the Ontario market by way of its acquisitions of: (a) 115; (b) Busboy; and (c) 2673. The Corporation anticipates being able to grow both organically as well as through acquisition in the future.

The Corporation has previously indicated that it had anticipated operating a total of 78 stores by the end of January 30, 2021 (in addition to other longer term projected numbers of operating stores). However, the Corporation has since withdrawn its forecasted number of operating stores. In making this withdrawal, the Corporation considered a number of events and circumstances, including:

(a)	construction on certain of the Corporation’s anticipated Ontario stores commenced in February 2020 with expected completion in April 2020. As a result of COVID-19 related construction delays, construction of the first stores were not completed until May and June 2020. Additionally, commencing in June 2020, the Corporation received revised licensing timelines from the Alcohol and Gaming Commission of Ontario (the “AGCO”) that indicated that the licensing of certain stores would be delayed beyond the Corporation’s original forecast;

(b)

in Saskatchewan, the Corporation’s previous projection of store counts was informed by the province’s announcement in October 2019 that it would commence open licensing by September 2020. The Corporation assumed that municipalities in Saskatchewan would develop a regulatory framework for cannabis retailers that would allow retailers (like the Corporation) to construct retail cannabis stores and be ready for operations by the time the open licensing process commenced. By July 2020, municipal regulatory regimes in the province were still in development, resulting in delays in the opening of cannabis retail stores in certain municipalities where the Corporation had forecasted having stores open prior to the end of its fiscal 2020 year;

5 The number of stores operating during the COVID-19 pandemic may vary as the Corporation continues to respond to the applicable legal requirements and guidelines from public health officials.

6 Reflects premises currently held in Alberta for development of licensed cannabis retail stores at various stages of development.

7 FFI and its affiliates have five (5) pending applications for Store Authorizations that have been admitted to the AGCO’s queue for issuance. FFI has also entered into (i) a share purchase agreement to acquire all of the shares of an entity which has received an Operator Licence and Store Authorization in respect of one (1) location, and (ii) a share purchase agreement to acquire all of the shares of Friendly Stranger Holdings Corp. which, directly or through its wholly owned subsidiaries, has received an Operator Licence and Store Authorizations in respect of three (3) locations and has pending applications for Store Authorizations that have been admitted to the AGCO’s queue for issuance and has entered into definitive agreements to acquire Store Authorizations or pending applications for Store Authorizations that have been admitted to the AGCO’s queue for issuance in respect of an additional 14 locations, which acquisitions are currently being reviewed by the AGCO and the closing of which remains subject to the satisfaction or waiver of all applicable closing conditions.

8 FFI has applied for cannabis retail store licences in respect of two stores located in Vancouver, British Columbia and one store located in Kelowna, British Columbia, which are under review by the LCRB (as defined herein). On July 23, 2020, the Corporation announced that FFI received an Approval in Principle (“AIP”) from the LCRB in respect of the two Vancouver stores. The AIPs come upon the LCRB completing its eligibility and suitability assessment of FFI and the Corporation was found to be “fit and proper” for the purposes of receiving final licences upon satisfactory inspection of the finished stores in accordance with the AIPs. Receiving the AIPs is one of the final steps required for licensing cannabis retail stores in the province of British Columbia.

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(c)	in Manitoba, the Corporation expected that the timeline to obtain the necessary permits and licences and to secure the requisite real estate to commence operations would be similar to timelines in other provinces. However, the Corporation experienced delays from the applicable regulatory bodies with respect to the granting of certain licences and permits. Additionally, the Corporation determined that the commercial real estate market in Manitoba was different than what the Corporation had experienced in other jurisdictions, particularly with respect to the negotiation of leases which could be terminated by the Corporation on a shorter notice period in the event of licensing delays. Accordingly, the Corporation decided to delay the entering into of certain leases until there was greater certainty with respect to the licensing of stores in Manitoba; and

(d)	in British Columbia, the Corporation experienced a longer than expected delay in receiving permits to construct certain stores in Vancouver. Although the Corporation received approval in principle for two Vancouver stores in July 2020, the Corporation experienced further delays in obtaining building permits for such locations. As a result of the experience with the applicable regulatory bodies in British Columbia, the Corporation determined that regulatory approval would take longer than initially anticipated.

During Q1 2020, COVID-19 resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures include the implementation of travel bans, self-imposed quarantine periods, social distancing and temporary closures of non-essential businesses. The Government of Ontario initially deemed cannabis retail stores “essential workplaces” on March 23, 2020, removed cannabis retail stores from its list of “essential workplaces” on April 3, 2020 and passed a further emergency order on April 7, 2020 allowing cannabis retailers to continue operating through online, curbside pick-up and home delivery services only for the duration of the government’s emergency order on business closures in relation to COVID-19. In Q2 2020, the Government of Ontario amended its emergency order to allow retailers, including cannabis retailers, to open to the public provided measures are taken to maintain physical distancing. The emergency order allowing cannabis retailers to operate through online, curbside pick-up and home delivery services ended July 24, 2020. As of the date of this prospectus, other than as set out herein, no other provincial or territorial government has ordered the closure of any of the Corporation’s operations in response to COVID-19.

The Corporation has reacted to this unprecedented public health challenge by: (a) rapidly commissioning a Pandemic Response Team focused on keeping its employees safe and healthy while ensuring the continuity and sustainability of its business; (b) implementing enhanced in-store procedures including increased and frequent cleaning, installation of safety shields, reduction of paper materials and ceasing acceptance of cash or product returns; (c) monitoring store performance, shopping patterns and employee availability on an ongoing basis to optimize operating hours and selectively close stores where required by law or otherwise appropriate to enhance the productivity of the network under the circumstances; (d) temporarily adapting its business model by moving towards exclusively servicing stores through the Spark Fastlane™ “click-and-collect” service that enables customers to order products online for fast pickup and payment in store; and (e) offering curbside pick-up and delivery options in Saskatchewan and Ontario. At the initial outset of the pandemic in mid-March, the Corporation experienced higher than normal sales, and sales have since normalized but may still be volatile. Although the Corporation’s services have been deemed as essential in the provinces it operates in, if the impact of COVID-19 continues for an extended period, it may materially adversely affect the business operations and future financial results.

The Corporation’s growth plan is anticipated to focus on provinces where the Corporation currently has retail operations and is able to further expand its footprint. Growth is also planned in provinces that do or will permit the sale of recreational cannabis by independent retailers and where the Corporation currently does not operate in. The Corporation requires the necessary real estate for current and future locations and believes that it can achieve this with leases that the Corporation has already secured and the Corporation’s ability to secure additional leases where required. Furthermore, such growth is dependent upon the availability of product from Licensed Producers and the ability to secure licensing from the applicable regulatory authorities.

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To achieve the Corporation’s expansion plans, additional funding will be required to account for store capital buildout costs and the associated inventory and other start-up costs. The Corporation’s expansion plans are subject to additional financing, appropriate lease arrangements for each potential retail location and required approvals from the applicable regulatory authorities in each of the provinces (and municipalities) in which the Corporation plans to open retail cannabis locations. As well, certain provincial regulatory authorities have limited the number of retail cannabis licences available for issuance and certain provincial governments have temporarily prohibited or delayed construction due to the COVID-19 pandemic which may prohibit the Corporation from achieving its expansion goals. If the Corporation is not able to obtain adequate financing, enter into appropriate lease arrangements, complete construction and/or or obtain applicable regulatory approvals/licences to meet its expansion plans, the Corporation will scale back its expansion plans accordingly. There can be no assurance that additional debt or equity financing will be available (including funds from the exercise of any securities issued to Alimentation Couche-Tard Inc. - see “Recent Developments - Strategic Investment and TSX Graduation”) to meet the Corporation’s requirements or, if available, on favorable terms, and there can be no assurance that the Corporation will be able to enter into appropriate lease arrangements or receive the applicable regulatory approvals to meet its expansion goals.

The Corporation has withdrawn prior disclosure which targeted the Corporation being cash flow positive by the first half of the fiscal 2020 year (as set out in the Corporation’s management’s discussion and analysis for the thirteen weeks and thirty-nine weeks ended November 2, 2019). The previous target was based on the assumption of rapid lease procurement, construction and licensing of new British Columbia, Saskatchewan, Manitoba and Ontario stores. The withdrawal of this forward-looking information is the result of the delayed licensing and as described in this “Retail platform” section. As the Corporation operates in the retail space, which would ordinarily result in a direct in-store face-to-face customer experience, this change in forecast is largely due to the COVID-19 pandemic presenting an unprecedented challenge for the Corporation and its operations as the Corporation is mindful of adhering to applicable laws and public health messaging regarding social distancing. As a result of the pandemic, construction activity necessary to build out our retail locations has also been delayed. Accordingly, the impact of COVID-19 and delayed licensing have resulted in, and may continue to cause, a delay in achieving positive operating cash flow. The Corporation has and continues to respond to the COVID-19 pandemic with the best interests of the Corporation’s customers, employees and communities in mind. As such, during the first half of fiscal 2020, the Corporation temporarily moved to serving customers exclusively through its Spark Perks Fastlane “click-and-collect” service, Curbside Pickup services and Home Delivery Services where regulations permit in efforts to ensure the health and safety of the Corporation’s customers and employees while maintaining business continuity. As at the date of this prospectus, all jurisdictions in which the Corporation operates have allowed for the resumption of in-store and direct customer experiences, subject to certain guidelines.

Distribution Platform

The Corporation’s indirect wholly-owned subsidiary, Open Fields, purchases cannabis products directly from Licensed Producers that are authorized to sell into Saskatchewan, and distributes such products to FFI’s licensed corporate-owned and branded retail stores as well as third-party independent licensed retailers in Saskatchewan. Open Fields also purchases cannabis accessories and related ancillary products from Canadian-based and global suppliers and distributes them to FFI’s licensed corporate-owned and branded retail stores as well as third-party independent retailers in Canada. Open Fields acquired a property on August 8, 2018 and completed interior renovations required to utilize the premises as a cannabis wholesale business. Open Fields received a cannabis wholesale permit from the Saskatchewan Liquor and Gaming Authority (“SLGA”) on November 22, 2018, and commenced operations selling wholesale cannabis products and accessories.

Open Fields holds a wholesale distribution licence that authorizes it to purchase finished cannabis products from federally licensed producers that are authorized by the SLGA for re-sale only to wholesalers and retailers that are licensed by the SLGA. As such, Open Fields does not sell cannabis products in any provincial jurisdiction that prohibits vertical integration. Any agreements entered into with licensed producers include provisions exempting application or enforcement contrary to an applicable provincial regulatory regime.

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Open Fields provides the Corporation with additional revenue and margin through the wholesale of regulated cannabis products and accessories in Saskatchewan as well as the fulfilment of e-commerce sales across Canada of cannabis accessories and related ancillary products.

Pricing for cannabis products purchased by Open Fields for re-sale through FFI stores and independent retailers in Saskatchewan is determined through negotiation with provincially authorized Licensed Producers, and pricing for cannabis accessories purchased by Open Fields for re-sale through FFI stores and independent retailers generally is determined through negotiation with manufacturers, distributors and wholesalers.

Hifyre™ Digital Retail and Analytics Platform

Hifyre Inc. (an indirect wholly-owned subsidiary of the Corporation) (“Hifyre”) has developed and deployed a proprietary, omni-channel, data-driven system to support the Corporation’s advanced retail operations. The first generation of the platform was successfully launched for legalization on October 17, 2018, and the latest generation of the platform was successfully commercialized in April 2019. By capturing user behaviour data and applying predictive analytics, Hifyre is able to deliver a personalized customer experience. This allows customers to not only find the products they want but helps retailers suggest items the customer may enjoy.

The Corporation expects the Hifyre™ Digital Retail and Analytics Platform to provide it with a competitive advantage at retail and create opportunities for additional high-margin revenue streams and a platform for growth into international markets. Hifyre also licenses certain of the data analytics components of the Hifyre™ Digital Retail and Analytics Platform to allow its customers to better understand customer preferences and behavior and market dynamics.

In January 2020, Hifyre entered into a Strategic License Agreement with Retail Innovation Labs Inc. (dba COVA Software) (“Cova”) which will allow Cova to provide the Hifyre™ Digital Retail and Analytics Platform digital retail platform to its customers including the Spark Perks™ program and the Spark Fastlane™ “click- and-collect” service.

The Hifyre™ Digital Retail and Analytics Platform has supported the Corporation by allowing the Corporation to closely monitor its retail operations in real-time and rapidly adapt to regulatory and operational changes in response to COVID-19, including expanding its existing Spark Fastlane™ “click- and-collect” service to facilitate exclusively servicing stores through the Spark Fastlane™ for pickup in- store and, in Saskatchewan and Ontario, curbside pickup and Spark Rapid Delivery services to residential addresses.

Real Property

All of FFI’s licensed and operating cannabis retail stores are operated from leased premises owned by third parties, with 272 operating its cannabis retail store from a leased premises owned by FFI. The typical lease term is for a period of five (5) years, with at least one (1) option for subsequent renewal for a further five (5) years.

FFI has also leased a property in Edmonton for a five (5) year term which is currently being used as FFI’s corporate headquarters. FFI also leases one (1) property in Toronto pursuant to a sub-lease which is currently undergoing renovations and will be used as corporate offices and training spaces. Properties under development, held for development, or being sub-leased are not included in the above.

As of the date of this prospectus, all of the above noted leases remain in effect and are in good standing.

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In addition to the above noted leases, FFI has entered into binding offers to lease and/or lease agreements with respect to properties at which it operates or is developing licensed cannabis retail stores, subject to receipt of applicable municipal and provincial permits and licences. FFI’s typical binding offers to lease are conditional on obtaining all required municipal and provincial permits and licences to operate a cannabis retail store or, in the case of unconditional binding offers to lease or lease agreements, include an early termination right in the event that required municipal or provincial permits or licences cannot be obtained within a reasonable time.

Open Fields purchased a surface condominium parcel in Saskatchewan in 2018 in connection with its wholesale cannabis operations as further set out herein. FFI also owns a property in Ottawa, Ontario – this property is being leased to 272.

The design of FFI’s cannabis retail stores is intended to re-define traditional expressions of cannabis culture prior to federal legalization through the use of clean, contemporary styles, eye catching visual merchandising and elegant showcases. Community tables, interactive displays and education boards all support in the delivery of an experience that resonates with FFI’s broad array of adult-use customers.

Proprietary Protection

The Corporation’s business plan focuses on associating its brand with expertly-curated product selections and an education-driven customer experience. In efforts to protect and expand its brand, FFI has applied for Canadian trademark protection for:

(a)	the word mark FIRE & FLOWER for use in connection with FFI’s business;
(b)	the word mark HIFYRE for use in connection with Hifyre’s business;
(c)	the word marks SPARK PERKS, SPARK FASTLANE, SPARK LIFESTYLE and SPARK REWARDS for use in connection with FFI’s business;
(d)	the words REVITY and REVITY CBD for use in connection with FFI’s business; and
(e)	each of the following design marks for use in connection with the business of the Corporation:

FIRE&FLOWER CANNABIS CO.

FIRE&FLOWER CANNABIS CO.

FIRE&FLOWER CANNABIS CO.

FIRE&FLOWER CANNABIS CO.

FIRE&FLOWER

FIRE&FLOWER

FIRE&FLOWER

FIRE&FLOWER

FIRE&FLOWER

FIRE&FLOWER

hi

spark

EASTLANE

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The Corporation has also acquired the pending Canadian application for registration of the word “SPARK”.

The Corporation has been granted protection in relation to FFI’s business internationally with respect to the following trademarks and jurisdictions:

(a)	SPARK PERKS word mark in Denmark, France, Germany, Spain, Poland;

(b)	SPARK REWARDS word mark in Denmark, France, Germany, United Kingdom, Spain, Poland;

(c)	SPARK LIFESTYLE word mark in Denmark, France, Germany, United Kingdom, Spain and Poland;

(d)	SPARK FASTLANE word mark in Denmark, France, Germany, United Kingdom, the Benelux countries (Belgium, the Netherlands and Luxemburg), Spain and Poland;

The Corporation has further applied for trademark protection in relation to FFI’s business internationally with respect to the following trademarks and jurisdictions:

(a)	SPARK PERKS word mark in the United States, Mexico, Australia, Sweden, Norway, Italy, Portugal, the Benelux countries (Belgium, the Netherlands and Luxemburg) and the United Kingdom;

(b)	SPARK REWARDS word mark in the United States, Mexico, Australia, Sweden, Norway, Italy, Portugal, and the Benelux countries (Belgium, the Netherlands and Luxemburg);

(c)	SPARK LIFESTYLE word mark in the United States, Mexico, Australia, Sweden, Norway, Italy, Portugal, the Benelux countries (Belgium, the Netherlands and Luxemburg);

(d)	SPARK FASTLANE word mark in the United States, Mexico, Australia, Sweden, Norway, Italy, Portugal and New Zealand;

(e)	FIRE & FLOWER word mark in the United States, Mexico, Australia, Sweden, Denmark, Norway, Italy, Portugal, Spain, France, Germany, the Benelux countries (Belgium, the Netherlands and Luxemburg), Poland, the United Kingdom and New Zealand;

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(g) design mark in the United States;

(h) design mark in the United States; and

(i) design mark in the United States.

In the United States, the Corporation has applied for trademark protection with respect to the following trademarks in connection with Hifyre's business:

(a) HIFYRE word mark;

(b) design mark; and

(c) design mark

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The Corporation is also pursuing additional intellectual property registrations to further protect its proprietary training materials and in-store collateral, and is analyzing its unregistered intellectual property to determine whether there are further opportunities for protection. The Corporation will periodically review its options with respect to the protection of its intellectual property.

Significant Transactions

We have not completed any transaction within 75 days of this prospectus that qualifies as a significant acquisition for the purposes of NI 51-102 – Continuous Disclosure Obligation. Additionally, as of the date of this prospectus, there is no proposed acquisition that has progressed to a state where a reasonable person would believe that the likelihood of us completing the acquisition is high and that would be a significant acquisition for the purposes of NI 51-102 – Continuous Disclosure Obligations.

Recent Developments

Strategic Investment and TSX Graduation

On August 7, 2019, we issued: (i) $25,989,985.45 principal amount of 8.0% unsecured convertible debentures (the “Alimentation Couche-Tard Debentures”); (ii) 30,634,322 series A Common Share purchase warrants (“Series A Warrants”); (iii) 56,126,890 series B Common Share purchase warrants (“Series B Warrants”); and (iv) 110,703,926 series C Common Share purchase warrants (“Series C Warrants”) pursuant to the terms of a subscription agreement with 2707031 Ontario Inc., an indirect wholly- owned subsidiary of Alimentation Couche-Tard Inc. (TSX:ATD.A; ATD.B) (collectively “Alimentation Couche-Tard”) (the “Strategic Investment”). For further information on these securities, see “Description of the Business – Strategic Investment” in the AIF.

One of the conditions to the closing of the Strategic Investment was the graduation to a listing on the TSX. In satisfaction of this condition, our Common Shares commenced trading on the TSX on August 7, 2019 under the symbol “FAF”.

Concurrent with the closing of the Strategic Investment, we entered into an investor rights agreement (the “IRA”) with Alimentation Couche-Tard. In connection with the closing of the Strategic Investment, we announced the appointment of Mr. Jeremy Bergeron as Alimentation Couche-Tard’s nominee to our board of directors pursuant to a right afforded to Alimentation Couche-Tard under the IRA. Mr. Bergeron has held the position of Vice President, Alternative Channels at Alimentation Couche-Tard since July of 2018. Prior thereto he was the President and Chief Executive Officer of CrossAmerica Partners LP, a distributor of branded motor fuels. Effective June 8, 2020, Mr. Bergeron tendered his resignation from the board of directors and Mr. Stéphane Trudel was appointed to fill the vacancy created by Mr. Beregon’s resignation.

Mr. Trudel has been serving as Senior Vice President of Operations for Alimentation Couche-Tard since January 2018.

Forced Conversion of LP Debentures

On February 11, 2020, the Corporation amended the provisions of the amended and restated debenture indenture dated February 13, 2019, as supplemented, governing the LP Debentures to provide for the forced conversion of the principal amount of LP Debentures by the Corporation at its sole discretion in the event the Common Shares have a closing trading price on the TSX of not less than $0.70.

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Concurrently with the amendments, the Corporation delivered a notice to force the conversion of all remaining principal amount of LP Debentures and accrued and unpaid interest thereon. In connection with the conversion of the principal amount of LP Debentures, the Corporation issued 12,223,638 Common Shares.

Acquisition of Ontario Stores

In Q1 2020, the Corporation exercised its option to acquire two retail locations in Ontario and in connection therewith purchased all of the issued and outstanding shares of 272 and 2676 and issued 800,000 Common Shares and 753,431 Common Shares, respectively. In connection with such acquisitions, FFI received its Operator Licence (as defined herein). These two Ontario locations were previously operating under the Fire & Flower brand by other holders of Operator Licences.

On August 31, 2020, the Corporation completed the acquisition of 115 for an aggregate of $750,000 in cash. 115 holds an Operator Licence and Store Authorization in respect of a cannabis retail store located at 378 Yonge Street, Toronto, Ontario.

On October 22, 2020, the Corporation completed the acquisition of 2673 for an aggregate of $750,000 in cash and the issuance of 248,410 Common Shares. 2673 holds an Operator Licence and Store Authorization in respect of a cannabis retail store located at 480 Bloor Street West, Toronto, Ontario.

On November 1, 2020, the Corporation completed the acquisition of Busboy for an aggregate of $700,000 in cash and the issuance of 2,198,655 Common Shares. Busboy holds an Operator Licence and Store Authorizations in respect of cannabis retail stores located at 1616 Wilson Avenue, Unit #1, Toronto, Ontario and 1542 Jane Street, Unit #4, Toronto, Ontario.

On November 1, 2020, the Corporation entered into a share purchase agreement (the “FSHC SPA”) with, inter alia, FFI and Friendly Stranger Holdings Corp. (“FSHC”). Pursuant to the terms of the FSHC SPA, FFI is expected to purchase all of the issued and outstanding securities of FSHC (the “FSHC Shares”). As consideration for the FSHC Shares, FFHC will issue an aggregate of 31,117,750 Common Shares (subject to adjustment as contemplated in the FSHC SPA). A copy of the FSHC SPA is available electronically at www.sedar.com. FSHC (and its forward-looking subsidiaries) hold numerous Operator Licences and upon closing of the transactions contemplated by the FSHC SPA, it is expected that FSHC and its subsidiaries will hold approximately 11 Store Authorizations for cannabis retail stores operating throughout the province of Ontario under the “Friendly Stranger”, “Hotbox” and “Happy Dayz” brands. Closing of the transaction contemplated by the FHSC SPA is anticipated in the fourth quarter of 2020 and is subject to the satisfaction or waiver of certain conditions, including the receipt of all required third-party and regulatory approvals (including the approval of the TSX and the AGCO).

Movement to “click-and-collect”

In response to the COVID-19 pandemic, on March 24, 2020, the Corporation temporarily commenced serving its customers in certain markets exclusively through its Spark FastlaneTM “click-and-collect” service.

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Commitment Letter

In Q1 2020, the Corporation entered into a commitment letter (the “Commitment Letter”) to obtain up to an aggregate amount of $10 million (with an option for an additional $5 million), non-dilutive credit facilities with ATB Financial. The new financing will be comprised of two separate loan facilities on a two-year term: a revolving credit facility in the amount of $5 million, and a term loan in the amount of $5 million. The Commitment Letter also includes an “accordion” option to increase the revolving facility by an additional $5 million, subject to ATB Financial’s consent and certain other customary conditions. Funding will become available under the Commitment Letter upon the Corporation satisfying all applicable conditions precedent. The Corporation has obtained these credit facilities on favorable commercial terms, subject to financial ratio covenants beginning in the 2021 fiscal year and are secured by the assets of the Corporation and its subsidiaries. Material related to the credit facilities with ATB Financial is available electronically at www.sedar.com.

April 2020 Private Placements

On April 28, 2020, the Corporation completed two private placements for aggregate gross proceeds of up to $28 million (collectively, the “April Offerings”). The April Offerings were comprised of a non-brokered private placement of (a) 19,800 8.0% secured $1,000 principal amount convertible debentures (the “April 2020 Debentures”) at a price of $1,000 per April 2020 Debenture for aggregate gross proceeds of up to $19.8 million; and (b) 8,200 subscription receipts (the “Subscription Receipts”) at a price of $1,000 per Subscription Receipt for aggregate gross proceeds of up to $8.2 million. Following receipt of approval of the shareholders of the Corporation, on June 17, 2020, each Subscription Receipt was automatically converted into one $1,000 principal amount April 2020 Debenture. The April 2020 Debentures are governed by a debenture indenture dated April 28, 2020 (the “April 2020 Indenture”) between the Corporation and Computershare Trust Company of Canada (“CTCC”). The April Offerings are more fully described in the AIF which is available electronically at www.sedar.com.

In accordance with the IRA, Alimentation Couche-Tard participated in the April Offerings and in connection therewith was issued an additional (a) 3,523,705 Series A Warrants; (b) 11,048,651 Series B Warrants; and (c) 22,686,864 Series C Warrants.

Repayment of June 2019 Debentures

On June 26, 2020, the Corporation repaid $27,168,000 principal amount of 8% unsecured convertible debentures (and accrued and unpaid interest thereon) issued on June 26, 2019 (the “June 2019 Debentures”) pursuant to the terms of a debenture indenture dated June 26, 2019 between the Corporation and CTCC. This repayment represented the retirement of all principal amount of June 2019 Debentures.

Amendments to Debentures and Warrants

On July 23, 2020, the April 2020 Indenture was amended to, inter alia, amend the maturity date of the April 2020 Debentures, to June 1, 2022 in the event that 23,652,248 Series A Warrants are exercised on or before April 1, 2021. In the event such Series A Warrants are not exercised on or before April 1, 2021, then the maturity date of the April 2020 Debenture shall remain June 1, 2021.

Concurrently with amending the April 2020 Indenture, the Corporation and Alimentation Couche-Tard agreed to amend the terms of the Alimentation Couche-Tard Debentures, the Series A Warrants, the Series B Warrants, the Series C Warrants and the IRA (collectively, the “ACT Amendments”). The ACT Amendments were approved by the shareholders of the Corporation on September 15, 2020. On September 18, 2020, ACT exercised 13,146,469 Series A Warrants for gross proceeds of approximately $10,250,000 (the “Series A-1 Warrant Exercise”). On or before December 31, 2020, it is expected that ACT will exercise an additional 10,505,779 Series A Warrants for gross proceeds of approximately $8,720,000 (the “Series A-2 Warrant Exercise”).

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The amendments to the April 2020 Debentures and the ACT Amendments are more fully described in the material change report of the Corporation dated August 5, 2020 and the Corporation’s news release dated September 4, 2020 which are available electronically at www.sedar.com.

Prior Uses of Proceeds

On June 26, 2019, the Corporation completed the offering of $27,188,000 principal amount of June 2019 Debentures for aggregate gross proceeds of $27,188,000 (the “June 2019 Offering”). The proceeds of the June 2019 Offering were used to expand the network of Fire & Flower stores and augment working capital.

On August 7, 2019, the Corporation completed the Strategic Investment for gross proceeds of approximately $26,000,000. The proceeds of the Strategic Investment were used to expand the network of Fire & Flower stores and augment working capital.

On April 28, 2020, the Corporation completed the April Offerings for gross proceeds of $28,000,000. The gross proceeds of the April Offerings were primarily used to satisfy the repayment of the June 2019 Debentures.

The proceeds of the Series A-1 Warrant Exercise have been (and continue to be) used to expand the network of Fire & Flower stores and augment working capital.

The proceeds of the Series A-2 Warrant Exercise are intended to be used for the expansion of the network of Fire & Flower stores and to augment working capital.

CONSOLIDATED CAPITALIZATION

The following table sets forth our consolidated capitalization as at the date of our most recently completed financial period, being August 1, 2020, and updated to show changes to our capitalization as at September 11, 2020. There have been no material changes to the Corporation’s share and loan capitalization on a consolidated basis that are not reflected in the table below, except the following:

(a)	753,431 Common Shares issued on August 27, 2020 in connection with the acquisition of 2676;

(b)	an aggregate of 485,780 options to purchase Common Shares were forfeited in the month of August 2020;

(c)	200,000 Common Shares were issued on September 11, 2020, in connection with the conversion of $100,000 principal amount of April 2020 Debentures;

(d)	13,146,469 Common Shares were issued to ACT on September 18, 2020 pursuant to the exercise of 13,146,469 Series A Warrants;

(e)	248,410 Common Shares were issued on October 22, 2020 in connection with the acquisition of 2673;

(f)	an aggregate of: (i) 360,000 options to purchase Common Shares were granted; and (ii) 2,000 options to purchase Common Shares were forfeited, in the month of September 2020;

(g)	an aggregate of 41,296 options to purchase Common Shares were forfeited in the month of October 2020; and

(h)	2,198,655 Common Shares were issued on November 2, 2020 in connection with the acquisition of Busboy.

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		Outstanding as at	Outstanding as at
	Authorized	August 1, 2020	September 11, 2020

Shareholder Equity
Share Capital		$123,836,000	$124,247,000
Common Shares	Unlimited	163,786,424	164,539,855
Warrants (1)	Unlimited	243,837,971	243,737,971
Brokers Warrants (2)	Unlimited	1,355,350	1,355,350
Stock Options (3)	10% of the I/O Common Shares	14,787,826	14,302,046

Debt
Alimentation Couche-Tard Debentures(4)	$25,989,985	$25,989,985	$25,989,985
April 2020 Debentures	$28,000,000	$28,000,000	$28,000,000	(5)

Notes

(1)	Represents our issued and outstanding warrants to purchase Common Shares. At September 11, 2020, these warrants have a weighted average exercise price of $1.86 per Common Share. For Series C Warrants, which has a variable exercise price (ranging from $2.00 - $6.00 as of September 11, 2020), an exercise price of $2.00 per Common Share was assumed for the purposes of weighted average calculations. The exercise price of the Series C Warrants was amended pursuant to the coming into force of the ACT Amendments on September 16, 2020. See “Recent Developments – Amendments to Debentures and Warrants”.
(2)	At September 11, 2020, the broker warrants have a weighted average exercise price of $1.20 per Common Share.
(3)	Represents our issued and outstanding options to purchase Common Shares. At September 11, 2020, these stock options have an average exercise price of $0.89 per Common Share.
(4)	Issued upon the closing of the Strategic Investment as set out in the AIF (see “Strategic Investment” in the AIF).
(5)	Table does not include: (a) up to 360,000 Common Share purchase warrants to be issued in connection with certain lease agreements; and (b) up to an additional 650,000 Common Shares which may be issued in connection with the acquisition of Hifyre Inc.

The applicable prospectus supplement will describe any material change, and the effect of such material change, on our share and loan capitalization that will result from the issuance of Securities pursuant to such prospectus supplement.

USE OF PROCEEDS

The net proceeds from any offering of Securities and the proposed use of those proceeds will be set forth in the applicable prospectus supplement relating to that offering of Securities. We will not receive any proceeds from the sale of Securities by selling securityholders.

During the 52 weeks ended February 1, 2020 and the six month period ended August 1, 2020, the Corporation had negative cash flow from operating activities. To the extent that the Corporation has negative operating cash flows in future periods, the Corporation may need to deploy a portion of its existing working capital to fund such negative cash flow. As at October 31, 2020, the Corporation had cash and cash equivalents on hand of approximately $24,500,000.

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PRIOR SALES

Information in respect of prior sales of the Common Shares or other Securities distributed under this prospectus and for securities that are convertible or exchangeable into Common Shares or such other Securities within the previous 12-month period will be provided, as required, in a prospectus supplement with respect to the issuance of the Common Shares or other Securities pursuant to such prospectus supplement.

EARNINGS COVERAGE RATIOS

The applicable prospectus supplement will provide, as required, the earnings coverage ratios with respect to the issuance of Securities pursuant to such prospectus supplement.

DESCRIPTION OF SECURITIES

The following is a brief summary of certain general terms and provisions of the Securities as at the date of this prospectus. The summary does not purport to be complete and is indicative only. The specific terms of any Securities to be offered under this prospectus, and the extent to which the general terms described in this prospectus apply to such Securities, will be set forth in the applicable prospectus supplement. Moreover, a prospectus supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this prospectus.

Description of Common Shares

The following is a brief summary of the material attributes of our Common Shares. This summary does not purport to be complete. For full particulars and additional details on our Common Shares, reference should be made to our articles, a copy of which is available on SEDAR at www.sedar.com. Additionally, a more extensive summary of the terms of our Common Shares is provided in the AIF, which is incorporated herein by reference.

Our authorized capital consists of an unlimited number of Common Shares of which 180,333,389 are issued and outstanding as at the date of this prospectus. Each Common Share entitles the holder thereof to notice of and to attend at any meeting of the shareholders. At each such meeting, holders of our Common Shares are entitled to one vote in respect of each Common Share held. Holders of Common Shares are entitled to receive, as and when declared by the directors, dividends in cash or property. In the event of liquidation, dissolution of winding-up, whether voluntary or involuntary, or in any other event of distribution of our assets among our shareholders for the purpose of winding up our affairs, the holders of Common Shares, subject to the prior rights of the holders of any shares ranking in priority of the Common Shares, entitled to participate ratably along with all other holders of Common Shares.

Description of Warrants

The following is a brief summary of certain general terms and provisions of the Warrants that may be offered pursuant to this prospectus. This summary does not purport to be complete. The particular terms and provisions of the Warrants as may be offered pursuant to this prospectus will be set forth in the applicable prospectus supplement pertaining to such offering of Warrants, and the extent to which the general terms and provisions described below may apply to such Warrants will be described in the applicable prospectus supplement.

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Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between us and one or more banks or trust companies acting as Warrant agent, or may be issued as stand-alone contracts. The applicable prospectus supplement will include details of the agreements, if any, governing the Warrants being offered. The Warrant agent, if any, will be expected to act solely as our agent and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants that may be offered under this prospectus. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable prospectus supplement.

We will file a copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants with the relevant securities regulatory authorities in Canada after we have entered into it.

Each applicable prospectus supplement will set forth the terms and other information with respect to the Warrants being offered thereby, which may include, without limitation, the following (where applicable):

●	the designation of the Warrants;

●	the aggregate number of Warrants offered and the offering price;

●	the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

●	the exercise price of the Warrants;

●	the dates or periods during which the Warrants are exercisable;

●	the designation and terms of any securities with which the Warrants are issued;

●	if the Warrants are issued as a unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

●	any minimum or maximum amount of Warrants that may be exercised at any one time;

●	whether such Warrants will be listed on any securities exchange;

●	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

●	certain material Canadian tax consequences of owning the Warrants; and

●	any other material terms and conditions of the Warrants.

Description of Units

The following is a brief summary of certain general terms and provisions of the Units that may be offered pursuant to this prospectus. This summary does not purport to be complete. The particular terms and provisions of the Units as may be offered pursuant to this prospectus will be set forth in the applicable prospectus supplement pertaining to such offering of Units, and the extent to which the general terms and provisions described below may apply to such Units will be described in the applicable prospectus supplement.

We may issue Units comprised of one or more of the other Securities described herein in any combination.

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Each Unit may be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit may have the rights and obligations of a holder of each included Security. Any agreement under which a Unit may be issued may provide that the Securities included in the Unit may not be held or transferred separately at any time or at any time before a specified date.

Each applicable prospectus supplement will set forth the terms and other information with respect to the Units being offered thereby, which may include, without limitation, the following (where applicable):

●	the designation, number and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

●	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

●	certain material Canadian tax consequences of owning the Securities comprising the Units; and

●	any other material terms and conditions respecting the Units.

The preceding description and any description of Units in an applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to any agreement, if any, and, if applicable, collateral arrangements and depositary arrangements relating to such Units.

Description of Subscription Receipts

The following is a brief summary of certain general terms and provisions of Subscription Receipts that may be offered pursuant to this prospectus. This summary does not purport to be complete. The particular terms and provisions of the Subscription Receipts as may be offered pursuant to this prospectus will be set forth in the applicable prospectus supplement pertaining to such offering of Subscription Receipts, and the extent to which the general terms and provisions described below may apply to such Subscription Receipts will be described in the applicable prospectus supplement. Subscription Receipts may be offered separately or together with other Securities, as the case may be. The Subscription Receipts may be issued under a subscription receipt agreement.

The applicable prospectus supplement will include details of any subscription receipt agreement covering the Subscription Receipts being offered. We will file a copy of any subscription receipt agreement relating to an offering of Subscription Receipts with the relevant securities regulatory authorities in Canada after we have entered into it. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable prospectus supplement. This description may include, without limitation, the following (where applicable):

●	the number of Subscription Receipts;

●	the price at which the Subscription Receipts will be offered;

●	the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities;

●	the designation, number and terms of the other Securities that may be exchanged upon conversion of each Subscription Receipt;

●	the designation, number and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

●	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts, plus any interest earned thereon;

●	certain material Canadian tax consequences of owning the Subscription Receipts; and

●	any other material terms and conditions of the Subscription Receipts.

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Description of Debt Securities

The following is a brief summary of certain general terms and provisions of the Debt Securities that may be offered pursuant to this prospectus. This summary does not purport to be complete. The particular terms and provisions of the Debt Securities as may be offered pursuant to this prospectus will be set forth in the applicable prospectus supplement pertaining to such offering of Debt Securities, and the extent to which the general terms and provisions described below may apply to such Debt Securities will be described in the applicable prospectus supplement.

The Debt Securities may be offered separately or together with other Securities, as the case may be. The Debt Securities will be issued in one or more series under an indenture (the “Indenture”) to be entered into between us and one or more trustees that will be named in a prospectus supplement for a series of Debt Securities. The applicable Prospectus Supplement will include details of the Indenture governing the Debt Securities being offered. We will file a copy of the Indenture relating to an offering of Debt Securities with the relevant securities regulatory authorities in Canada after we have entered into it. The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. The particular terms relating to Debt Securities offered by a prospectus supplement will be described in the related prospectus supplement. This description may include, but may not be limited to, any of the following, if applicable:

●	the specific designation of the Debt Securities;

●	the price or prices at which the Debt Securities will be issued;

●	any limit on the aggregate principal amount of the Debt Securities;

●	the date or dates, if any, on which the Debt Securities will mature and any available extensions thereof, and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

●	the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;

●	the terms and conditions under which we may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

●	the terms and conditions upon which we may redeem the Debt Securities, in whole or in part, at our option;

●	the covenants and events of default applicable to the Debt Securities;

●	the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;

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●	whether the Debt Securities will be issuable in registered form, bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;

●	whether the Debt Securities will be issuable in the form of registered global securities, and, if so, the identity of the depositary for such registered global securities;

●	the denominations in which registered Debt Securities will be issuable;

●	each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

●	the currency in which the Debt Securities are denominated or the currency in which the Corporation will make payments on the Debt Securities;

●	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities; and

●	any other terms of the Debt Securities which apply solely to the Debt Securities.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The terms on which a series of Debt Securities may be convertible into or exchangeable for our Common Shares or any of our other securities will be described in the applicable prospectus supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into Common Shares or other securities, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

CERTAIN CANADIAN INCOME TAX CONSIDERATIONS

Owning any of the Securities may subject investors to tax consequences in Canada. Although the applicable prospectus supplement will describe certain Canadian federal income tax consequences of the acquisition, ownership and disposition of any Securities offered under this prospectus by an initial investor, the prospectus supplement may not describe these tax consequences fully or with respect to a particular investor. Investors are advised to consult their own tax advisor with respect to their particular circumstances.

PLAN OF DISTRIBUTION

We may from time to time during the 25-month period that this prospectus, including any amendments and supplements thereto, remains valid, offer for sale and issue up to an aggregate of $200,000,000 in Securities hereunder.

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We may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers, through agents, or pursuant to applicable statutory exemptions. The prospectus supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, that we engage in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price (in the event that the offering is a fixed price distribution), the proceeds that we will receive and any other material terms of the plan of distribution. Any initial offering price and discounts, concessions or commissions allowed or re-allowed or paid to dealers may be changed from time to time.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, which may include sales made directly on the TSX or other existing trading markets for the Securities. On June 4, 2020, the Canadian Securities Administrators published final amendments (the “Amendments”) to NI 44-102 and its companion policy that are expected to streamline “at-the-market distributions” in Canada and which came into effective on August 31, 2020. Among other things, the Amendments remove the requirement for issuers to obtain regulatory exemptive relief to complete an “at-the-market distributions” offering by codifying the relief directly in the Amendments.

No underwriter, dealer or agent, no affiliate of such an underwriter, dealer or agent and no person acting jointly or in concert with such an underwriter, dealer or agent involved in an “at-the-market distribution” will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from us or from other parties, including in the form of underwriters’, dealers’ or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed underwriters for the purposes of applicable Canadian securities legislation, and any such compensation received by them from us and any profit on the resale of the Securities by them may be deemed to be underwriting commissions.

In connection with any offering of Securities other than an “at-the-market distribution” (as defined under applicable Canadian legislation) (unless otherwise specified in the relevant Prospectus Supplement), the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with us, to indemnification by us against certain liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments, which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

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Unless otherwise specified in the applicable prospectus supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. We may elect to list any of the Securities on one or more exchange, but unless otherwise specified in the applicable prospectus supplement, we will not be obligated to do so. In addition, underwriters will not be obligated to make a market in any securities. No assurance can be given regarding the activity of trading in, or liquidity of, any Securities. See “Risk Factors”.

This prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. Unless otherwise specified in the applicable prospectus supplement, the securities have not been and will not be registered under the U.S. Securities Act or any state securities laws. Unless otherwise specified in the applicable prospectus supplement, the Securities may not be offered or sold in the U.S. or to, or for the account or benefit of, U.S. persons unless the Securities are registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available. Each underwriter, dealer and agent who participates in the distribution will agree not to sell or offer to sell or to solicit any offer to buy any Securities within the U.S. or to, or for the account or benefit of, a U.S. person, except pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these Securities in the U.S.

SELLING SECURITYHOLDERS

Securities may be sold under this prospectus by way of secondary offering by or for the account of certain of our securityholders. Any prospectus supplement that we file in connection with an offering of Securities by selling securityholders will include the following information: (i) the names of the selling securityholders; (ii) the number or amount of Securities owned, controlled or directed of the class being distributed by each selling securityholder; (iii) the number or amount of Securities of the class being distributed for the account of each selling securityholder; (iv) the number or amount of Securities of any class to be owned, controlled or directed by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding Securities; (v) whether the Securities are owned by the selling securityholders both of record and beneficially, of record only, or beneficially only; (vi) where applicable, the disclosure required by Form 44-101F1 Short Form Prospectus, and selling securityholders will file a non-issuer’s submission to jurisdiction form with the applicable prospectus supplement; and (vii) all other information that is required to be included in the applicable prospectus supplement.

REGULATORY FRAMEWORK

The provincial and territorial regulatory frameworks relating to cannabis are complex and rapidly evolving. Provincial and territorial governments in Canada have taken different approaches to regulate the distribution and sale of adult-use cannabis. Quebec, New Brunswick, Nova Scotia and Prince Edward Island have chosen publicly-operated retail and online sales. Manitoba and Saskatchewan have opted for private sector retail and online sales. Ontario, Alberta, British Columbia and Newfoundland & Labrador have implemented hybrid approaches of public online sales and private retail sales (in addition to some public retail sales in British Columbia). We continue to monitor these regulatory changes and related announcements, and their impact on our business and operations, including plans for further expansion of adult-use retail locations.

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Legislation Governing our Activities

Prior to October 17, 2018, our activities were limited to corporate and administrative activities related to pursuing and developing opportunities to commence cannabis retail and wholesale activities once permitted to do so. Our corporate and administrative activities included promotional activities relating to our pursuit of such opportunities, which were subject to laws applicable to cannabis under the Controlled Drugs and Substances Act (Canada) and its regulations including the Narcotic Control Regulation.

The Cannabis Act came into force on October 17, 2018. The Cannabis Act outlines the framework for the legalization of adult-use cannabis in Canada. Under the Cannabis Act, every licence issued under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) that was in force immediately before the implementation of the Cannabis Act is deemed to be a licence issued under the Cannabis Act for purposes of cultivation, production and sale of cannabis in the Canadian adult-use market. Relevant aspects of the Cannabis Act and the cannabis regulations (the “Cannabis Regulations”) under the Cannabis Act are summarized below.

Pursuant to the Cannabis Act, individuals over the age of 18 are able to purchase fresh cannabis, dried cannabis, cannabis extracts, edible cannabis, cannabis topicals and cannabis plants or seeds and are able to possess 30 grams of dried cannabis, or the equivalent thereof. The Cannabis Act also permits households to grow a maximum of four plants. This limit applies regardless of the number of adults that reside in the household. In addition, the Cannabis Act provides provincial and municipal governments the authority to prescribe regulations regarding retail and distribution, as well as the ability to alter some of the existing baseline requirements, such as increasing the minimum age for purchase and consumption of cannabis.

The Cannabis Regulations provide for the issuance of cultivation licences for standard cultivation, micro-cultivation, and nursery cultivation, licences for standard processing and micro-processing, as well as sales licences for medical or non-medical use, with licences to sell for non-medical being limited to provinces where local distribution models have not been implemented. Further, all cannabis products must be packaged in a tamper-evident and child-resistant manner, and product labels must contain specified product information, such as the name of the party who packaged the products, product lot number and the THC/CBD content. The Cannabis Act also prohibits testimonials, lifestyle branding and packaging that is appealing to youth.

In addition, the Cannabis Regulations include packaging and labeling restrictions for cannabis products, aimed to minimize the appeal to children and youth, protect against accidental consumption and ensure consumers are informed of the potential risks and harms of cannabis. Specifically, labeling and branding restrictions require: (i) plain packaging, including a standardized cannabis symbol on every label; (ii) mandatory health warning messages (including specifics regarding size, placement and appearance); (iii) a limit of only one brand element aside from the brand name with no other image or graphic; (iv) backgrounds need to be a single, uniform colour; (v) no use of fluorescent or metallic colours; (vi) labels and packaging to not have any coating or embossing; (vii) and no inserts to be included.

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Regulations Governing Cybersecurity and the Protection of Data and Privacy

Our retail stores use platforms to collect, store and use personal or identifying information regarding their employees and customers. In addition, we store personal information and other confidential information of our partners, customers and their consumers and employees, and may also store credit card information of our customers. Accordingly, we may be subject to federal, state, provincial and foreign laws regarding cybersecurity and the protection of data and privacy, including the Personal Information Protection and Electronic Documents Act (Canada) and the European General Data Protection Regulations (“GDPR”). Further, some jurisdictions have enacted laws requiring companies to notify governmental authorities and/or individuals of certain security breaches, such as those involving certain types of personal data or those giving rise to significant risk of harm to an individual. Our agreements with certain customers require us to notify them in the event of a security incident. Additionally, some jurisdictions, as well as our contracts with certain customers, require us to use industry-standard or reasonable measures to safeguard personal or confidential information. We post on our website our privacy policy and terms of service, which describe the way we process customer data and data relating to their employees and consumers.

In Canada, the regulatory authority responsible for enforcement of Canada’s Anti-Spam Legislation (“CASL”) has recently issued a bulletin that signals broad potential liability for electronic intermediaries (such as hosting providers, SaaS providers and payment processors) for failing to take sufficient steps to stop third parties from using intermediary services and facilities that violate CASL, including prohibitions on sending electronic marketing messages or installing computer programs without consent.

The regulatory framework in Canada, the United States, Europe and in many other jurisdictions in respect of cybersecurity and the protection of data and privacy is constantly evolving and is likely to remain uncertain for the foreseeable future. Certain aspects of the interpretation and application of such laws and regulations are also ambiguous. We are subject to risks relating to cybersecurity and the protection of data and privacy.

Provincial Regimes Contemplating Private Cannabis Retail

Below is a summary of the applicable laws and regulations of each of the provincial jurisdictions where we operate or intend to operate our cannabis retail business.

Alberta

The Province of Alberta has passed two bills pertaining to the authorization and regulation of cannabis activities: (i) Bill 26, An Act to Control and Regulate Cannabis (“Bill 26”) which received Royal Assent on December 15, 2017; and (ii) and Bill 6, Gaming and Liquor Statues Amendment Act, 2018 (“Bill 6”) which received Royal Assent on June 11, 2018. Bill 26 and Bill 6 both amend the Gaming and Liquor Act, now re-named the Gaming, Liquor and Cannabis Act (the “GLCA”). Bill 26 and Bill 6 were substantially proclaimed into force effective July 14, 2018. The remaining provisions came into force effective October 17, 2018, concurrent with the Cannabis Act and Cannabis Regulations. Alberta Regulation 13/2018 (“AR 13/2018”) was published on February 16, 2018 and also came into force effective July 14, 2018. AR 13/2018 amended the Gaming and Liquor Regulation, Alta Reg. 143/96, now re-named the Gaming, Liquor and Cannabis Regulation (the “GLCR”).

The AGLC (re-named the Alberta Gaming, Liquor and Cannabis Commission, but retaining the same acronym) is responsible for managing provincial oversight of the private retail adult-use cannabis industry. The AGLC is exclusively authorized to purchase adult-use cannabis products from Licensed Producers, which it then: (i) distributes to licensed private retailers for sale from licensed premises; or (ii) sells directly through an AGLC-operated online platform. The AGLC is also responsible for issuing licences to private retailers authorizing the sale of adult-use cannabis products in accordance with the GLCA, the GLCR and the AGLC’s policies and conditions. The GLCA authorizes the AGLC to establish policies, including in respect to the advertising and promoting of cannabis and cannabis retail licences. The AGLC has published its Retail Cannabis Store Handbook (the “AGLC Handbook”) which sets out the AGLC’s policies and guidelines related to cannabis retail licences.

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The GLCA prohibits: (i) online sales of cannabis products by anyone other than the AGLC; (ii) agreements between cannabis licensees and suppliers to sell or promote the sale of the supplier’s cannabis, except as provided by the GLCR; (iii) individuals under the age of 18 from entering licensed premises or from purchasing or attempting to purchase, obtain or possess cannabis; (iv) the sale of adult-use cannabis products to an intoxicated person; and (v) the use of a term commonly associated with medicine, health or pharmaceuticals including “pharmacy”, “dispensary”, “apothecary”, “drug store”, “medicine”, “medicinal”, “health, “therapeutic”, or “clinic” in any signage for a licensed premises or the name of a licensee. The GLCA also prohibits issuance of a cannabis retail licence unless the sale of cannabis will be conducted as a separate business from any other activities of the applicant and in a location where only cannabis products, cannabis accessories (as defined in the Cannabis Act) or other prescribed items are sold.

The GLCR sets out detailed rules regarding: (i) the ownership and operation of licensed cannabis retail stores; (ii) where such stores may be located; (iii) staffing, security and safety requirements for licensed stores; and (iv) the process for review and approval of applications for cannabis retail store licences. The GLCR prohibits a licensed cannabis retail store from being located within 100 metres of a provincial health care facility, a school, or land designated as a school reserve or municipal and school reserve; however, municipalities may expressly vary such restrictions on the location of cannabis retail stores in their land use by-laws.

The AGLC Handbook requires that only cannabis accessories that promote the responsible and legal storage and consumption of cannabis be sold at cannabis retail stores, and that the majority of sales of a retail cannabis store must be cannabis. Accessories that may not be sold at cannabis retail stores include consumable products other than cannabis, products intended to be mixed, applied or consumed with cannabis, organic solvents and products or promotional material related to the medical use of cannabis. The AGLC has published a list of cannabis accessories it considers to be approved for sale in licensed cannabis retail stores.

The GLCR also prohibits the issuance of a licence if it would result in more than 15% of the total number of issued retail cannabis licences in Alberta being held by one person or a group of persons having common control. As of the date hereof, the AGLC has issued 461 retail licences with no person holding more than 15% of the total licences. On October 10, 2019, the AGLC announced that, in order to ensure that the 15% cap would not be exceeded, it will limit licences each year based on existing licences issued the previous year, resulting in a maximum of 42 licences that may be issued to any one person or group of persons until December 31, 2020. On November 21, 2019, the AGLC provided notice to retail cannabis licencees that the maximum number of licences that may be issued to any one person or group of persons had been amended to 45 which will remain in effect until at least October 17, 2020 at which time the AGLC will reassess market conditions in determining the future maximum number of licences.

Each municipality in Alberta is responsible for establishing its own land use and business licensing by-laws governing the issuance of development permits, building permits and business licences to prospective cannabis retail store licensees. Some municipalities have implemented a random selection process for determining the order and priority of review of initial cannabis retail store applications; others have adopted a first-come, first-served approach.

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Most municipalities have adopted additional separation requirements beyond the GLCR requirements including separation requirements between competing cannabis retail stores, and between a cannabis retail store and other sensitive uses such as schools, hospitals, treatment centres, public parks and/or payday loan or pawn stores. Variances from the prescribed separation distances may, in some cases, be granted by the duly appointed development officer, or by the Subdivision and Development Appeal Board pursuant to the Municipal Government Act.

In Alberta, we have received 40 licences to operate cannabis retail stores, all of which are currently open and operating. See “General Development of the Business” in the AIF.

Ontario

Ontario initially passed legislation in 2017 (Cannabis Act, 2017) (the “Ontario Act”) which contemplated distribution of adult-use cannabis exclusively through a limited number of government stores controlled by a provincial corporation known as the Ontario Cannabis Store (“OCS”), a subsidiary of the Liquor Control Board of Ontario. The provincial election in June of 2018 brought into power a new government that immediately announced that this initial model would be largely jettisoned in favour of a regulated private/public hybrid retail model.

On September 27, 2018, the government of Ontario tabled Bill 36, An Act to enact a new Act and make amendments to various other Acts respecting the use and sale of cannabis and vapour products in Ontario (“Bill 36”), which received Royal Assent on October 17, 2018. Bill 36 amended the Ontario Act and enacted the Cannabis Control Act (the “Cannabis Control Act”), and Cannabis Licence Act, 2018 (the “Cannabis Licence Act”) which created a licensing regime for privately-owned retail cannabis outlets administered by the AGCO. On November 14, 2018, the government of Ontario released the General Regulation under the Cannabis Licence Act (the “Ontario Cannabis Regulations”).

The AGCO has also published the Registrar’s Standards for Cannabis Retail Stores, pursuant to the rule- making authority and power to establish standards and requirements regarding advertising and promotional activities, training related to cannabis, security, and other matters granted to it under the Cannabis Licence Act.

The legal age for possession and consumption of cannabis in Ontario is 19. Cannabis smoking or vaping is permitted anywhere that tobacco smoking or e-cigarettes is permitted in the province. Homegrown cannabis for personal use is permitted in accordance with the Cannabis Act.

Legislation authorizing private retail sales was not in place in Ontario upon the coming into force of the Cannabis Act on October 17, 2018. Consequently, adult-use cannabis was initially distributed in Ontario exclusively through online sales by the OCS (which had entered into supply agreements with a number of Licensed Producers). Following the implementation of private retail storefronts, the OCS maintains its monopoly on online sales and also acts as the exclusive distributor between Licensed Producers and retailers in the province. Licensed cannabis retail stores in Ontario are only permitted to sell cannabis products obtained from the OCS, cannabis accessories and items that relate in some direct way to cannabis or its use (such as an item that depicts cannabis or its use or is cannabis-themed), but not any food or drink that is not cannabis.

There are two types of licences and one type of authorization under the Cannabis Licence Act; (a) a retail operator licence (the “Operator Licence”); (ii) a cannabis retail manager licence (the “Manager Licence”); and (iii) a retail store authorization (the “Store Authorization”). A cannabis retail store may only open once a Store Authorization is received in respect of that specific location. Only applicants for or holders of an Operator Licence may apply for a Store Authorization. In addition, any individual, other than the holder of the Operator Licence, acting in a management function within a cannabis retail store (e.g., supervising employees, overseeing sales, managing compliance issues) must obtain a Manager Licence.

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Certain eligibility criteria must be met with respect to each licence and authorization. Store Authorizations will not be issued for proposed locations that are within prescribed distances from schools or for locations within municipalities that have opted out of having cannabis stores located within their boundaries prior to January 22, 2019. The AGCO can also refuse an applicant if it is not satisfied that the applicant will exercise sufficient control (directly or indirectly) over its retail business, including over the premises, equipment and facilities.

On December 13, 2018, the government of Ontario announced a change in its approach to cannabis retail licensing due to national supply shortages of legal cannabis for licensed retailers. Ontario published amendments to the Ontario Cannabis Regulations to implement these changes, which included capping the total number of retail stores permitted in the province at 93. In addition, only those who had been selected through a lottery process were permitted to apply for an Operator Licence (the “January 2019 Lottery”). In order to enter into the January 2019 Lottery, applicants were required to submit an expression of interest application (“EOI Applications”) and meet certain eligibility criteria. A maximum of 25 Store Authorizations were permitted to be allocated to the January 2019 Lottery winners. For the purposes of the January 2019 Lottery, the Ontario Cannabis Regulations divided the Province of Ontario into five regions and allocated the available 25 Store Authorizations among those regions. An applicant and its affiliates could collectively submit only one EOI Application for each region. The results on the January 2019 Lottery were announced on January 11, 2019.

On July 3, 2019, the government of Ontario announced that the AGCO would allow an additional 50 cannabis retail stores, 42 of which would be allocated by way of a second lottery of EOI Applications submitted between August 7-9, 2019 (the “August 2019 Lottery”) and 8 of which would be allocated on a first-come, first-served basis in respect of complete applications for Store Authorizations on First Nations reserves. The 42 available Store Authorizations in the August 2019 Lottery were also allocated among the five regions. The Ontario Cannabis Regulations were further amended to implement these changes. The results of the August 2019 Lottery were announced on August 21, 2019.

On December 12, 2019, the Government of Ontario announced that it would be moving toward an open market for retail cannabis. Amendments to the Ontario Cannabis Regulations eliminated the lottery process effective January 6, 2020 and opened the retail store operator application process to any interested applicant instead of only lottery winners. On March 2, 2020, the restriction on the total number of Store Authorizations permitted in the province was revoked. In addition, the March 2, 2020 amendments removed the regional distribution limits and retail stores were permitted to be opened in all Ontario municipalities that have not “opted out” of the retail cannabis system. New limits were applied to how many Store Authorizations one retail store operator may hold. Holders of an Operator Licence may have up to 10 stores until September 1, 2020, up to 30 stores until September 1, 2021 and up to 75 stores thereafter.

Additional limits are imposed under the Ontario Cannabis Regulations on Licensed Producers. A corporation is not eligible to be issued an Operator Licence if more than 25 percent of the corporation is owned or controlled, directly or indirectly, by one or more Licensed Producers or their affiliates (as defined under the Ontario Cannabis Regulations). Licensed Producers themselves are permitted to apply to licence one cannabis retail store, but the store must be located at their production site.

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FFI currently owns, directly or indirectly, four cannabis retail stores operating in Ontario. Two of the Ontario stores were originally Fire & Flower branded stores (operated by third party holders of Operator Licences) pursuant to consulting agreements with two January 2019 Lottery winners which FFI subsequently acquired once permitted by applicable law (see “Fire & Flower Holdings Corp. – Recent Developments – Acquisition of Ontario Stores”); one of the Ontario stores was acquired from Meta Growth Inc. in August 2020; and one of the Ontario stores was developed and licensed by FFI directly.

In Ontario, we have received 7 Store Authorization to operate cannabis retail stores, all of which are currently open and operating.

Saskatchewan

The Cannabis Control (Saskatchewan) Act (“CCSA”) and The Cannabis Control (Saskatchewan) Regulations (“Saskatchewan Regulations”) allow private cannabis retailers to sell cannabis, cannabis accessories and ancillary items in standalone storefront operations and deliver province-wide.

The SLGA is responsible for managing provincial oversight of the private retail adult use cannabis industry, including the issuance of private retail licences, private wholesale permits and the registration of Licensed Producers. The SLGA is not directly engaged in wholesale or retail distribution, or sales of adult-use cannabis.

Cannabis retailers in Saskatchewan are permitted to purchase cannabis from a Saskatchewan permitted wholesaler or retailer, or a Licensed Producer who is registered with the SLGA to sell to Saskatchewan retailers.

The CCSA prohibits: (a) individuals under the age of 19 from entering licensed cannabis retail premises or purchasing (or attempting to purchase), possessing, consuming, selling or distributing cannabis; (b) the sale of adult-use cannabis to an intoxicated person; and (c) possession or consumption of cannabis at a school or childcare facility or at a campground for which a cannabis ban has been declared. The CCSA authorizes the SLGA to establish terms and conditions for cannabis permits, including respecting the display, packaging or promotion of cannabis, and authorizes municipalities to fully or partially opt out of any cannabis activities authorized by a cannabis permit. The CCSA does not establish requirements for the location of cannabis retail stores, and defers to municipalities to set restrictions on the location of cannabis retail stores in their communities through land use by-laws. The Lieutenant Governor in Council may also limit the maximum number of permits that may be issued.

The SLGA has released a Guide to Saskatchewan’s Cannabis Retail, a Guide to Saskatchewan’s Cannabis Wholesalers & LPs, and a Cannabis Regulatory Policy Manual.

Cannabis retail stores may only sell cannabis accessories and ancillary items that directly relate to cannabis, such as cannabis cookbooks, magazines and branded or themed apparel. A cannabis retailer may not sell tobacco products, lottery tickets, snack foods and beverages, products or equipment typically associated with the extraction of cannabinoids through the use of organic solvents, or other items that may encourage the overconsumption of cannabis, the consumption of illicit cannabis or the consumption of cannabis by minors. The SLGA has not issued a list of prohibited or permitted cannabis accessories or ancillary items.

The CCSA does not prohibit vertical integration or other close relationships between cannabis retailers and Licensed Producers. Rather, the SLGA explicitly authorizes a company to have an interest in both a producer and a retailer, and businesses that can demonstrate access to both supply and purchase commitments from Licensed Producers and permitted retailers are prioritized in the SLGA’s review queue.

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A permitted cannabis retail store may also sell its products online for delivery throughout the province using an approved delivery service or common carrier. Certain requirements apply to online sale, including proof of age of the recipient and that all sales must be made only to persons located in Saskatchewan.

Cannabis retail licences were initially granted by a lottery administered by the SLGA for 51 cannabis retail licences allocated to 32 municipalities across the province. On October 29, 2019, the SLGA announced a move to open licensing commencing in April 2020 for communities with a population under 2,500 and communities that were included in the initial lottery but in which no permits or applications were outstanding, and in September 2020 for all communities in the province.

As of the date hereof, we currently operate 7 licensed stores in Saskatchewan: 1 licence obtained via the lottery described above and 6 that were obtained via acquisition. See “General Development of the Business” in the AIF.

British Columbia

The Province of British Columbia has adopted two bills pertaining to the authorization and regulation of cannabis activities: Bill 30, the Cannabis Control and Licensing Act (“CCLA”) and Bill 31, the Cannabis Distribution Act (“CDA”) both of which received Royal Assent on May 31, 2018 and were proclaimed into force on July 12, 2018, with the exception of certain provisions to come into force in accordance with regulations or certain other instruments. The Cannabis Licencing Regulation, issued under the CCLA, along with the CCLA and the CDA, provide the legal framework for adult-use cannabis sales in British Columbia.

On July 5, 2018, the Province of British Columbia published the B.C. Cannabis Private Retailer Guide, a guide to the B.C. cannabis retail store licensing process (the “BC Licensing Process Guide”). On August 13, 2018, the Province of British Columbia published its Cannabis Retail Store Licence Terms and Conditions: A handbook for the sale of non-medical cannabis in British Columbia (the “BC Handbook”), which is regularly updated.

The CCLA prohibits: (a) consumption of cannabis on school properties and in vehicles; (b) smoking and vaping cannabis anywhere that tobacco smoking and vaping are prohibited, in addition to playgrounds, sports fields, skate parks, and other places where children commonly gather; (c) public intoxication; (d) the sale of adult-use cannabis to an intoxicated person; (e) minors under the age of 19 from possessing, consuming, purchasing or attempting to purchase cannabis; and (f) vertical arrangements with Licensed Producers including exclusivity agreements and payments to promote, induce or further the sale of a particular class or brand of cannabis. The Lieutenant Governor in Council may also make regulations, including with respect to marketing, advertisement and promotion of cannabis or sponsorship involving advertising or promoting of cannabis or a licensee.

Under the CCLA and CDA, adult-use cannabis may be sold by both private and government-owned retailers pursuant to licences to be awarded by the British Columbia Liquor and Cannabis Regulation Branch (the “LCRB”). The British Columbia Liquor Distribution Branch is the exclusive wholesaler responsible for distribution of cannabis products in British Columbia.

The CCLA prohibits the LCRB from issuing a licence to a person closely associated with a Licensed Producer such that they are likely to promote the sale of such Licensed Producer’s cannabis products. The BC Handbook indicates that a cannabis retailer may not be permitted to sell a Licensed Producer’s products if either the retailer or Licensed Producer holds a 20% or greater voting interest in the other, or if any person holds a 20% or greater voting interest in both the retailer and Licensed Producer. Relationships respecting a less than 20% voting interest must nonetheless be disclosed, and the LCRB must be satisfied that the retailer is not likely to promote the sale of cannabis of the Licensed Producer.

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No maximum limit or target for the number of cannabis retail store licences to be issued has been set in British Columbia; however, the Cannabis Licensing Regulation prohibits the LCRB from issuing a licence to an applicant if it would result in the applicant or a group of related persons holding more than eight (8) retail store licences. This limit will be reviewed on January 1, 2021.

No provincial requirements have been established for the location of cannabis retail stores. The LCRB defers to municipalities to set restrictions on the location of cannabis retail stores in their communities through land use by-laws.

The BC Handbook sets out detailed requirements for cannabis retail store licensees, including: (a) prohibitions on (i) associations with, use of the name of or joint advertising with another business, other than another licensed adult-use cannabis store – the BC Handbook specifically sets out restrictions on names that: (1) use the words “pharmacy”, “apothecary” or “dispensary” (in a traditional or non-traditional spelling); (2) have graphics associated with a pharmacy (e.g. green cross); and (3) include language that encourages intoxication; (ii) customer loyalty programs; (iii) online sales of cannabis; and (iv) in-store games or entertainment; and (b) restrictions on gift card programs. Though online sales of cannabis are not permitted, the LCRB released a policy directive on March 20, 2020 permitting cannabis retail stores to offer cannabis product reservations to customers using the cannabis retail store’s website or telephone. Reserved products must still be picked up and paid for in the cannabis retail store.

The BC Handbook prohibits Licensed Producers or marketers from buying shelf space, offering weight discounts or other discounted product in exchange for marketing benefits. Cannabis retail stores must carry and make available to consumers a representative selection of brands of cannabis from a variety of suppliers that are not associated with or connected with each other. Cannabis retail stores are prohibited from selling snacks, tobacco or other items not related to cannabis.

The LCRB commenced accepting applications for adult-use cannabis retail store licences on August 10, 2018. Potential retailers are required to receive municipal government approval before the LCRB will issue a cannabis retail licence. Each municipality is responsible for implementing their own land use, development and business licensing by-laws, and the status of such efforts varies by municipality.

FFI has three (3) applications to the LCRB pending for cannabis retail store licences – two (2) locations in Vancouver and one (1) location in Kelowna. On July 23, 2020, the Corporation announced it received AIPs from the LCRB for the two cannabis retail stores located in Vancouver, British Columbia.

Manitoba

Manitoba has legislated a hybrid public/private retail model for adult-use cannabis under the Safe and Responsible Retailing of Cannabis Act (“SRRCA”) (which consists of amendments to the Liquor and Gaming Control Act and Manitoba Liquor and Lotteries Corporation Act), passed on June 4, 2018, and the Manitoba Cannabis Regulation. Licensed private retailers operate all cannabis retail locations in Manitoba, selling cannabis supplied by Manitoba Liquor and Lotteries (“MBLL”). Licensed retailers in Manitoba are also authorized to conduct online sales. The Liquor, Gaming and Cannabis Authority of Manitoba (“LGCA”) is responsible for regulating Manitoba’s cannabis industry. This includes licensing cannabis retail stores and distributors and ensuring that licensees comply with all regulatory requirements through regular inspections and audits.

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The SRRCA establishes two categories of retail cannabis licence that may be issued by the LCGA. The Controlled-Access Licence and the Age-Restricted Licence. The Controlled-Access Licence authorizes the operation of a cannabis retail store that does not allow for customers to view or access cannabis until after purchase. The cannabis in a controlled-access store must be stored behind a counter or behind shelving with covers to prevent customers from viewing it. The Age-Restricted Licence authorizes the operation of a cannabis retail store that persons under the age of 19 are prohibited from entering. The interior of an age- restricted cannabis store must not be visible from outside of the store.

Manitoba’s initial cannabis retailer landscape was determined through a competitive request for proposal process, where the LGCA selected its first four cannabis retailers in February of 2018.

On July 23, 2018, the LGCA undertook Phase II of cannabis retail rollout in the province. Phase II consisted of a pre-qualification process to develop a pool of proponents for further retail opportunities in the province (the “RFPQ”). The RFPQ directed respondents to indicate communities where they would be prepared to open a store. The selection process consisted of a randomized draw where each pre-qualified retailer received one ballot per community of interest. On May 16, 2019, FFI was selected as the retailer for the community of Swan River.

Manitoba has stated its intention to move to Phase III of its retail cannabis framework, being an open- market for non-medical cannabis sales, “as quickly as possible.” In Phase III, the restrictions on who may apply for a retail cannabis licence and the lottery process would be eliminated in favour of a process that would allow for any person or company to apply to establish a cannabis retail store in the province. However, the province has not indicated when Phase III will commence and the retail cannabis framework in Manitoba remains restricted.

The Manitoba Cannabis Regulation sets out requirements for licensed retailers and distributors, including particulars of store security, store layout, sale transactions, record-keeping requirements, restrictions on promotion and advertising, online sales and so on. These regulations are supplemented by the Terms and Conditions published by the LGCA on September 13, 2018, with which retailers must comply.

MBLL will apply a wholesale mark-up on adult-use cannabis, including a $0.75 per gram mark-up as a placeholder to the provincial share under the Canada-Manitoba Coordinated Tax Agreement, and a 9 percent mark-up applied on top of the $0.75 per gram. The Manitoba government will also collect a cannabis retailer Social Responsibility Fee on the annual revenues from the sale of non-medical cannabis by all provincially-licensed cannabis retailers. This fee became effective as of January 1, 2019.

Manitoba has banned personal cultivation of cannabis, notwithstanding the provisions of the Cannabis Act that allow the cultivation of four plants per dwelling. Further, municipalities may hold plebiscites to prohibit the local sale of cannabis in that municipality (or to repeal such prohibition).

FFI was selected in a random draw of pre-qualified applicants to open a cannabis retail store in the Town of Swan River, which is a fully licensed, currently operating, age-restricted store. See “General Development of the Business” in the AIF.

Yukon

Cannabis in the Yukon is governed by the Cannabis Control and Regulation Act and the regulations thereunder, including the Cannabis Control and Regulation General Regulation and the Cannabis Licensing Regulation. The Yukon Liquor Corporation is responsible for the distribution and wholesale of cannabis in the territory and the Cannabis Licencing Board is the relevant regulatory body in the Yukon. The Yukon government maintains control of all online sales of cannabis, while retail sales are left to licensed private retailers.

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There are two types of cannabis retail licences, a sub-class 1 licence, which permits cannabis stores to sell cannabis and other products; and a sub-class 2 licence, which permits only cannabis and cannabis accessories to be sold at the store.

As of the date of this prospectus we are operating a fully licensed cannabis retail store in Whitehorse pursuant to a sub-class 2 licence. See “General Development of the Business” in the AIF.

Activities Outside Canada

We will only conduct business in jurisdictions outside of Canada where such operations are legally permissible in accordance with all of the laws of the foreign jurisdiction, the laws of Canada and the policies of the TSX. The legal and regulatory requirements in the foreign countries in which we may operate in the future with respect to the cultivation and sale of cannabis, as well as local business culture and practices are different from those in Canada. Prior to commencing operations in a new country, we, in consultation with its local legal counsel, consultants and partners, will conduct legal and commercial due diligence in order to ensure that it and its officers and directors gain a sufficient understanding of the legal, political and commercial framework and specific risks associated with operating in such jurisdiction. Where possible, we will seek to work with respected and experienced local partners who can help us understand and navigate the local business and operating environment, language and cultural differences. In consultation with our advisors, we will take steps that we deem appropriate in light of the level of activity and investment it expects to have in each country to ensure management of risks and the implementation of necessary internal controls.

We do not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities.

RISK FACTORS

Prospective investors in a particular offering of Securities should carefully consider, in addition to the information contained herein, the risks described in the prospectus supplement relating to that offering and the documents and information incorporated by reference herein and therein, including the risks described in our AIF and management’s discussion and analysis.

Licences and Permits

The operations of the Corporation will require licences and permits from various Canadian or foreign, federal, provincial, state, regional, local or municipal government, any agency, administration, board, bureau, commission, department, service, or other instrumentality or political subdivision of the foregoing, and any person with jurisdiction exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government or monetary policy, including any court or arbitration authority (collectively, “Governmental Authorities”). The Corporation currently has all permits and licences that it believes are necessary to carry on its current business operation with the intention of obtaining additional licences and permits for additional operations. The Corporation will require additional licences or permits in the future to achieve its intended operations and there can be no assurance that the Corporation will be able to obtain all such additional licences and permits. In addition, there can be no assurance that any existing licence or permit will be renewed when required or that such existing licences and permits will not be revoked.

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The Corporation may be required to obtain or renew further government permits and licences for its operations. Obtaining, amending or renewing the necessary governmental permits and licences can be a time-consuming process, potentially involving numerous regulatory agencies, and involving public hearings and costly undertakings on the Corporation’s part. The duration and success of the Corporation’s efforts to obtain, amend and renew permits and licences are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the relevant permitting or licensing authority. The Corporation may not be able to obtain, amend or renew permits or licences that are necessary to its operations. Any unexpected delays or costs associated with the permitting and licensing process could impede the ongoing or proposed operations of the Corporation. To the extent necessary permits or licences are not obtained, amended or renewed, or are subsequently suspended or revoked, the Corporation may be curtailed or prohibited from proceeding with its ongoing operations or planned development and commercialization activities. Such curtailment or prohibition may result in a material adverse effect which means, with respect to any party, any change, event, effect, occurrence or state of facts that has, or could reasonably be expected to constitute a material adverse change in respect of or to have an effect that is materially adverse to the business, assets, liabilities (including contingent liabilities), conditions (financial or otherwise), prospects or results of operations of the party and its subsidiaries, as applicable, taken as a whole (“Material Adverse Effect”).

The Corporation will be dependent on its suppliers’ licences, or ability to obtain additional licences, which are subject to ongoing compliance and reporting requirements. Failure to comply with the requirements of these licences or any failure to obtain or maintain such licences could have a material adverse impact on the business, financial condition and operating results of the Corporation. There can be no guarantee that Health Canada and/or provincial regulators will issue, extend or renew these licences or, if issued, extended or renewed, that they will be issued, extended or renewed on terms that are favourable to the Corporation’s suppliers and the Corporation. Should Health Canada and/or provincial regulators not issue, extend or renew the licences or should they issue or renew the licences on terms that are less favourable to such supplier and the Corporation than anticipated, the business, financial condition and results of the operations of the Corporation could be materially adversely affected.

Changes in Laws, Regulations and Guidelines

The Cannabis Act became effective on October 17, 2018. However, uncertainty remains with respect to the implementation of the Cannabis Act, federal regulations thereunder as well as the various provincial and territorial regimes governing the distribution and sale of cannabis for adult-use purposes. The impact of these new laws, regulations and guidelines on the business of the Corporation, including increased costs of compliance and other potential risks cannot be predicted, and accordingly, the Corporation may experience adverse effects.

The Canadian federal regulatory regime requires plain packaging in order to prohibit testimonials, lifestyle branding and packaging that is appealing to youth. The restriction on the use of logos and brand names on cannabis products could have a material adverse impact on the Corporation’s business, financial condition and results of operation.

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Provincial governments in Canada have also implemented varying regulatory regimes for the distribution and sale of cannabis for adult-use purposes. The provincial regimes have been subject to a number of changes since their implementation and it is expected that additional changes will occur in the near, medium and long term. It cannot be known what changes in provincial regulation regarding the distribution and sale of cannabis for adult-use purposes will or will not occur. There is no guarantee that provincial legislation will be enacted according to the terms announced by such provinces, or at all, or that any such legislation, if enacted, will remain in any anticipated form or create the growth opportunities that are currently anticipated by the Corporation.

Compliance with Laws

The Corporation’s and many of its suppliers’ operations are subject to various laws, regulations and guidelines. The Corporation intends to comply with all relevant laws, regulations and guidelines. However, there is a risk that the Corporation’s interpretation of laws, regulations and guidelines, including, but not limited to the Controlled Drugs and Substances Act, the Cannabis Act, the Cannabis Regulations, the various provincial regimes governing the sale of adult-use recreational cannabis (the “Provincial Regimes”) and applicable stock exchange rules and regulations may differ from those of others, and the Corporation’s and its suppliers’ operations may not be in compliance with such laws, regulations and guidelines. In addition, achievement of the Corporation’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by Governmental Authorities and, where necessary, obtaining regulatory approvals. The impact of regulatory compliance regimes, any delays in obtaining, or failure to obtain regulatory approvals required by the Corporation may significantly delay or impact the development and operations of the Corporation’s business, and could have a Material Adverse Effect on the business, results of operations and financial condition of the Corporation. Any potential non-compliance could cause the business, financial condition and results of the operations of the Corporation to be adversely affected. Furthermore, any amendment to or replacement of the Cannabis Regulations, the Cannabis Act, the Provincial Regimes or other applicable rules and regulations governing the activities of the Corporation and its suppliers may cause adverse effects to the Corporation’s operations. The risks to the business of the Corporation or its suppliers associated with the decision to amend or replace the Cannabis Regulations, the Cannabis Act, any Provincial Regime and subsequent regulatory changes could reduce the potential customers of the Corporation and could materially and adversely affect the business, financial condition and results of operations of the Corporation.

It is unclear how certain regulatory bodies will interpret commercial agreements with respect to licensed retail cannabis operations. The Corporation intends to enter into commercial agreements in compliance with all applicable law, however, provincial regulators are continuing to provide guidance on how cannabis retailers should interpret certain Provincial Regimes. In the event provincial regulators indicate that they shall interpret certain Provincial Regimes in a manner inconsistent with that of cannabis retailers, including, but not limited to the Corporation, this could result in the Corporation being unable to enter into certain commercial agreements or provide certain services which could have a Material Adverse Effect on the business, results or operations and financial condition of the Corporation.

The Corporation will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures or remedial actions. Parties may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws or regulations may have a material adverse impact on the Corporation or its suppliers, resulting in increased capital expenditures or production costs, reduced levels of cannabis production or abandonment or delays in the development of facilities which could have a Material Adverse Effect on the business, results of operations and financial condition of the Corporation.

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The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of existing tax laws, regulations or rules could result in an increase in the Corporation’s taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Corporation’s profits being subject to additional taxation or which could otherwise have a Material Adverse Effect on the Corporation.

Due to the nature of the Corporation’s operations, various legal and tax matters may be outstanding from time to time. If the Corporation is unable to resolve any of these matters favourably, there may be a Material Adverse Effect on the Corporation. There are also risks to the business of the Corporation represented by court rulings or legislative changes.

Risks Relating to its Suppliers

In addition to the risk factors that may impact the business, operations and financial condition of the Corporation and its suppliers noted above, the risk factors contemplated herein may directly impact the business, operations and financial condition of the Corporation’s suppliers and, accordingly, may have an indirect Material Adverse Effect on the Corporation.

Cannabis retailers are dependent on the supply of cannabis products from Licensed Producers. There can be no assurance that there will be a sufficient supply of cannabis available to the Corporation to purchase and to operate its business or satisfy demand. Licensed Producers’ growing operations are dependent on a number of key inputs and their related costs, including raw materials and supplies. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact Licensed Producers and, in turn, the Corporation’s financial condition and operating results. Any inability of Licensed Producers to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the Corporation’s business, financial condition and operating results.

The facilities of the Corporation’s suppliers could be subject to adverse changes or developments, including but not limited to a breach of security, which could have a Material Adverse Effect on the Corporation’s business, financial condition and prospects. Any breach of the security measures and other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by Health Canada or other legal or regulatory requirements could also have an impact on the Corporation’s suppliers’ ability to continue operating under their licences or the prospect of renewing their licences or on the Corporation’s ability or willingness to sell product sourced from a supplier, which may have an adverse effect on the Corporation.

Furthermore, the Corporation’s suppliers may experience operational slowdowns or other barriers to operations as a result of protective measures associated with the COVID-19 pandemic and which may affect the ability of the Corporation to obtain and sell product sourced from a supplier, which may have an adverse effect on the Corporation.

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Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by the Corporation’s suppliers are recalled due to an alleged product defect or for any other reason, the Corporation may be required to incur unexpected expenses relating to the recall and potentially any legal proceedings that might arise in connection with the recall. In addition, a product recall may require significant management attention. There can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the products produced by the Corporation’s suppliers were subject to recall, the image of that product, the supplier and the Corporation could be harmed. A recall for any of the foregoing reasons could lead to decreased demand and could have a Material Adverse Effect on the results of operations and financial condition of the Corporation. Additionally, product recalls may lead to increased scrutiny of the operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses which may also have an adverse effect on the Corporation.

Product Liability

As a seller of products designed to be ingested by humans, the Corporation will face an inherent risk of exposure to product liability claims, regulatory action and litigation if the products it sells are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. The Corporation may be subject to various product liability claims, including that the products they sell caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

A product liability claim or regulatory action against the Corporation could result in increased costs to the Corporation, could adversely affect the Corporation’s reputation with its clients and consumers generally and could have a Material Adverse Effect on the Corporation’s results of operations and financial condition of the Corporation. There can be no assurances that the Corporation or the Corporation’s suppliers will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products.

U.S. Operations

On October 16, 2017, the TSX provided clarity to TSX and TSX Venture Exchange (the “TSXV”) listed issuers with business activities in the cannabis sector. The TSX and TSXV noted that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the TSX/TSXV requirements. These business activities may include: (a) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the U.S.; (b) commercial interests or arrangements with such entities; (c) providing services or products specifically targeted to such entities; or (d) commercial interests or arrangements with entities engaging in providing services or products to U.S. cannabis companies. The TSX and TSXV reminded issuers that, among other things, should the TSX or TSXV, as applicable, find that a listed issuer is engaging in activities contrary to their respective requirements, the TSX or TSXV, as applicable, has the discretion to initiate a delisting review. Failure of the Corporation to comply with the applicable exchange requirements could have an adverse effect on the business of the Corporation.

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On January 4, 2018, then U.S. Attorney General Jeff Sessions issued a memorandum to U.S. district attorneys which rescinded previous guidance from the U.S. Department of Justice specific to cannabis enforcement in the U.S., including the August 2013 memorandum authored by then Deputy Attorney General James Cole (the “Cole Memorandum”) indicating that the U.S. Department of Justice would not prioritize the prosecution of cannabis-related violations of U.S. federal law in jurisdictions that had enacted laws legalizing cannabis in some form and that had also implemented strong and effective regulatory and enforcement systems. With the Cole Memorandum rescinded, U.S. federal prosecutors can exercise their discretion in determining whether to prosecute cannabis-related violations of U.S. federal law.

Additional uncertainty arose on November 7, 2018, when Attorney General Jeff Sessions resigned at the request of President Trump. It is unclear what impact, if any, Mr. Sessions’ resignation will have on U.S. federal government enforcement policy on cannabis. On February 14, 2019, William Barr assumed the office as Attorney General. Mr. Barr is a former Attorney General under George H.W. Bush, with an anti- drug stance during his tenure. During his Senate confirmation hearing, Mr. Barr stated that he disagrees with efforts by States to legalize cannabis, but will not go after cannabis companies in states that legalized it under Obama administration policies. He stated further that he would not upset settled expectations that have arisen as a result of the Cole Memorandum. Mr. Barr supported Mr. Sessions while Mr. Sessions ran the Department of Justice and Mr. Barr may take a similar approach to cannabis policy.

Additionally, the Rohrabacher-Farr Amendment (the “Amendment”) has been adopted by the Congress in successive budgets since 2015. The Amendment prevents federal prosecutors from using federal funds to impede the implementation of medical cannabis laws enacted at the state level. Courts have interpreted the provision to bar the Department of Justice from prosecuting any person or entity in strict compliance with state medical cannabis laws. This Amendment has historically been passed as an amendment to omnibus appropriations bills, which by their nature expire at the end of a fiscal year or other defined term. The Amendment was included in the Consolidated Appropriations Act of 2019, which was signed by President Trump on February 14, 2019 and funds the departments of the federal government through the fiscal year ending September 30, 2019 and subsequently renewed on December 20, 2019 through the signing of the FY 2020 omnibus spending bill, effective through September 30, 2020 and was subsequently renewed (known as the Joyce Amendment) through December 11, 2020.

The Corporation does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352 (Revised). Although focused on Canada, the Corporation will only conduct business in jurisdictions outside of Canada where such operations are legally permissible in accordance with all of the laws of the foreign jurisdiction, the laws of Canada and the Corporation’s obligations pursuant to the policies of the TSX.

Cannabis Prices

The price of the Common Shares and the Corporation’s financial results may be significantly and adversely affected by a decline or increase in the price of cannabis. There is currently no established market price for cannabis, and the price of cannabis is affected by numerous factors beyond the Corporation’s control. Any price decline may have a Material Adverse Effect on the Corporation.

The profitability of the Corporation may be directly related to the price of cannabis. The Corporation’s operating income may be sensitive to changes in the price of cannabis and the overall condition of the cannabis industry.

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Future Acquisitions and Dispositions

The Corporation may not be able to successfully identify and execute future acquisitions or dispositions or to successfully manage the impacts of such transactions on its operations. Material acquisitions, dispositions and other strategic transactions involve a number of risks, including: (a) the potential disruption of the Corporation’s ongoing business; (b) the distraction of management away from the ongoing oversight of its existing business activities; (c) incurring additional indebtedness; (d) the anticipated benefits and cost savings of those transactions not being realized fully, or at all, or taking longer to realize than anticipated; (e) an increase in the scope and complexity of its operations; and (f) the loss or reduction of control over certain of its assets.

The existence of one or more material liabilities of an acquired company that are unknown to the Corporation at the time of acquisition could result in its incurring those liabilities. A strategic transaction may result in a significant change in the nature of the Corporation’s business, operations and strategy, and it may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into its operations.

Listing Standards of TSX

The Corporation must meet continuing listing standards to maintain the listing of the Common Shares on the TSX. If the Corporation fails to comply with listing standards and the TSX delists the Common Shares, the Corporation and its shareholders could face significant material adverse consequences, including: (a) a limited availability of market quotations for the Common Shares; (b) reduced liquidity for the Common Shares; (c) a limited amount of news about the Corporation; and (d) a decreased ability for the Corporation to issue additional equity securities or obtain additional equity or debt financing in the future.

Risks Related to an Offering of Securities

No Assurance of Active or Liquid Market

No assurance can be given that an active or liquid trading market for our Common Shares will be sustained. If an active or liquid market for our Common Shares fails to be sustained, the prices at which our Common Shares and other Securities trade may be adversely affected. Whether our Common Shares will trade at lower prices depends on many factors, including the liquidity of the Common Shares, prevailing interest rates, the markets for similar securities, general economic conditions, our financial condition, historic financial performance and future prospects.

There is currently no market through which the Securities (other than the Common Shares) may be sold and purchasers may not be able to resell such Securities. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such securities and the extent of issuer regulation.

Public Markets and Share Prices

The market price of our Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSX or any other stock exchange could be subject to significant fluctuations in response to certain factors including, but not limited to, variations in our operating results and changes in financial markets and general market conditions, including those caused by COVID-19. Securities markets have also experienced significant price and volume fluctuations from time to time. In some instances, these fluctuations have been unrelated or disproportionate to the operating performance of issuers. Market fluctuations may adversely impact the market price of our Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSX or any other stock exchange. There can be no assurance of the price at which our Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSX or any other stock exchange will trade.

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Additional Issuances and Dilution

We may issue and sell additional securities to finance our operations. We cannot predict the size or type of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of our securities issued and outstanding from time to time. Sales or issuances of substantial amounts of our securities, or the perception that such sales could occur, may adversely affect prevailing market prices for our issued and outstanding securities from time to time. With any additional sale or issuance of our securities, holders will suffer dilution with respect to voting power and may experience dilution in our earnings per share. Moreover, this prospectus may create a perceived risk of dilution resulting in downward pressure on the price of our issued and outstanding Common Shares, which could contribute to progressive declines in the prices of such securities.

We have Broad Discretion in the Use of the Net Proceeds

Our management will have broad discretion with respect to the application of net proceeds received by us from the sale of Securities under this prospectus and may spend such proceeds in ways that do not improve our results of operations or enhance the value of our Common Shares or our other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business or cause the price of our issued and outstanding securities to decline.

History of Negative Cash Flow

The Corporation has a history of negative cash flow from operating activities. To the extent that the Corporation has negative cash flow in future periods, the Corporation may need to allocate a portion of the net proceeds received from the sale Corporation’s Securities or other financings to fund such negative cash flow. There can be no assurance that additional capital or other types of financing will be available when needed or that these financings will be on terms at least as favourable to the Corporation as those previously obtained, or available to the Corporation or at all.

The Debt Securities may be unsecured and will rank equally in right of payment with all of the Corporation’s other future unsecured debt

The Debt Securities may be unsecured and will rank equally in right of payment with all of the Corporation’s other existing and future unsecured debt. The Debt Securities may be effectively subordinated to all of the Corporation’s existing and future secured debt to the extent of the assets securing such debt. If the Corporation is involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including the Debt Securities. In that event, a holder of Debt Securities may not be able to recover any principal or interest due to it under the Debt Securities.

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In addition, the collateral, if any, and all proceeds therefrom, securing any Debt Securities may be subject to higher priority liens in favor of other lenders and other secured parties which may mean that, at any time that any obligations that are secured by higher ranking liens remain outstanding, actions that may be taken in respect of the collateral (including the ability to commence enforcement proceedings against the collateral and to control the conduct of such proceedings) may be at the direction of the holders of such indebtedness.

Epidemics/Pandemics

The Corporation faces risks related to health epidemics, pandemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business and financial conditions. The Corporation’s business could be adversely impacted by the effects of the COVID-19 pandemic or other epidemics and/or pandemics. In December 2019, COVID-19 emerged in China and the virus has now spread to several other countries, including Canada, and infections have been reported globally. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 to be a pandemic. The extent to which COVID-19 impacts the Corporation’s business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the pandemic and the actions taken to contain or treat the COVID-19 pandemic (including recommendations from public health officials). In particular, the continued spread of COVID-19 globally could materially and adversely impact the Corporation’s business including without limitation, store closures or reduced operational hours or service methods, employee health, workforce productivity, reduced access to supply, increased insurance premiums, limitations on travel, the availability of experts and personnel and other factors that will depend on future developments beyond the Corporation’s control, which may have a material and adverse effect on its business, financial condition and results of operations. There can be no assurance that the Corporation’s personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased costs as a result of these health risks. In addition, the COVID-19 pandemic represents a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

As of July 25, 2019, the Corporation’s auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, Toronto, Ontario. PricewaterhouseCoopers LLP is independent of the Corporation in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Toronto, Ontario.

LEGAL MATTERS

Unless otherwise specified in a prospectus supplement, certain legal matters relating to the offering of the Securities will be passed upon on our behalf by Dentons Canada LLP. As of the date hereof, the partners and associates of Dentons Canada LLP beneficially owned, directly or indirectly, less than 1% of our outstanding securities.

EXEMPTIONS

Pursuant to a decision of the Autorité des marchés financiers dated November 18, 2020, the Corporation was granted a permanent exemption from the requirement to translate into French this prospectus as well as the documents incorporated by reference therein and any prospectus supplement to be filed in relation to an “at-the-market distribution”. This exemption is granted on the condition that this prospectus and any prospectus supplement be translated into French if the Corporation offers Securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market distribution”.

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PURCHASERS’ STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus or prospectus supplement relating to the Securities purchased by a purchaser and any amendment thereto. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser (unless an exemption from the prospectus delivery requirements has been granted), provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal adviser.

In addition, original purchasers of convertible, exchangeable or exercisable Securities (unless the Securities are reasonably regarded by us as incidental to the applicable offering as a whole) will have a contractual right of rescission against us in respect of the conversion, exchange or exercise of the convertible, exchangeable or exercisable Security. The contractual right of rescission will be further described in any applicable prospectus supplement, but will, in general, entitle such original purchaser to receive the amount paid for the applicable convertible, exchangeable or exercisable Security (and any additional amount paid upon conversion, exchange or exercise) upon surrender of the underlying securities acquired thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable Security under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchaser of the convertible, exchangeable or exercisable security under this prospectus.

In an offering of convertible, exchangeable or exercisable Subscription Receipts, Warrants or convertible, exchangeable or exercisable Debt Securities (or Units comprised partly thereof), investors are cautioned that the statutory right of action for damages for a misrepresentations contained in the prospectus is limited, in certain provincial securities legislation, to the price at which convertible, exchangeable or exercisable Securities are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon the conversion, exchange or exercise of the Security, those amounts may not be recoverable under the statutory right of action for damages that apply in those provinces or territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of this right of action for damages or consult with a legal advisor.

This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 the Securities Act (Ontario) or otherwise at law.

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CERTIFICATE OF FIRE & FLOWER HOLDINGS CORP.

Dated: November 19, 2020

This short form prospectus and draft amended and restated short form prospectus, together with the documents incorporated by reference, will, as of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus and draft amended and restated prospectus and the supplement(s) as required by the securities legislation of each of the provinces and territories of Canada.

(signed) “Trevor Fencott”	(signed) “Nadia Vattovaz”
Chief Executive Officer	Chief Financial Officer

On Behalf of the Board of Directors

(signed) “Harvey Shapiro”	(signed) “Donald A Wright”
Director	Director